Exhibit 99 (d)
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Huntington Bancshares Incorporated
Columbus, Ohio
We have audited the accompanying consolidated balance sheet of Huntington Bancshares Incorporated and subsidiaries (the “Company”) as of December 31, 2004, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of the Company for the years ended December 31, 2003 and 2002 were audited by other auditors whose report, dated January 16, 2004 (except for Note 27, as to which the date is January 27, 2004 and Note 30, as to which the date is February 23, 2005), expressed an unqualified opinion on those financial statements and included explanatory paragraphs that described the restatement of the 2003 statement of cash flows and the adoption of new accounting guidance for variable interest entities in 2003 and goodwill and intangible assets in 2002.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, such consolidated 2004 financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2004, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report (not presented herein) dated February 15, 2005 expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
/s/ Deloitte & Touche LLP
Deloitte & Touche LLP
Columbus, Ohio
February 15, 2005
(March 1, 2005 as to Note 23)

CONSOLIDATED BALANCE SHEETS	HUNTINGTON BANCSHARES INCORPORATED

	December 31,

(in thousands, except number of shares)	2004	2003

Assets
Cash and due from banks	$877,320	$899,689
Federal funds sold and securities purchased under resale agreements	628,040	96,814
Interest bearing deposits in banks	22,398	33,627
Trading account securities	309,630	7,589
Loans held for sale	223,469	226,729
Investment securities	4,238,945	4,929,060
Loans and leases:
Commercial
Commercial and industrial	5,829,685	5,313,517
Commercial real estate	4,473,293	4,172,083
Consumer
Automobile loans	1,948,667	2,991,642
Automobile leases	2,443,455	1,902,170
Home equity loans	4,554,540	3,733,861
Residential mortgage loans	3,829,234	2,530,665
Other consumer loans	481,403	431,180

Total loans and leases	23,560,277	21,075,118
Allowance for loan and lease losses	(271,211)	(299,732)

Net loans and leases	23,289,066	20,775,386

Operating lease assets	587,310	1,260,440
Bank owned life insurance	963,059	927,671
Premises and equipment	355,115	349,712
Goodwill and other intangible assets	215,807	217,009
Customers’ acceptance liability	11,299	9,553
Accrued income and other assets	844,039	786,047

Total Assets	$32,565,497	$30,519,326

Liabilities and Shareholders’ Equity
Liabilities
Deposits in domestic offices
Non-interest bearing	$3,392,123	$2,986,992
Interest bearing	16,935,091	15,025,188
Deposits in foreign offices	440,947	475,215

Total deposits	20,768,161	18,487,395

Short-term borrowings	1,207,233	1,452,304
Federal Home Loan Bank advances	1,271,088	1,273,000
Other long-term debt	4,016,004	4,544,509
Subordinated notes	1,039,793	990,470
Allowance for unfunded loan commitments and letters of credit	33,187	35,522
Bank acceptances outstanding	11,299	9,553
Deferred federal income tax liability	783,628	654,535
Accrued expenses and other liabilities	897,466	797,036

Total Liabilities	30,027,859	28,244,324

Shareholders’ equity
Preferred stock — authorized 6,617,808 shares; none outstanding	—	—
Common stock — without par value; authorized 500,000,000 shares; issued 257,866,255 shares; outstanding 231,605,281 and 229,008,088 shares, respectively	2,484,204	2,483,542
Less 26,260,974 and 28,858,167 treasury shares, respectively	(499,259)	(548,576)
Accumulated other comprehensive income (loss)	(10,903)	2,678
Retained earnings	563,596	337,358

Total Shareholders’ Equity	2,537,638	2,275,002

Total Liabilities and Shareholders’ Equity	$32,565,497	$30,519,326

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF INCOME	HUNTINGTON BANCSHARES INCORPORATED

	Twelve Months Ended December 31,

(in thousands, except per share amounts)	2004	2003	2002

Interest and fee income
Loans and leases
Taxable	$1,132,938	$1,097,109	$1,088,932
Taxable-exempt	1,135	1,315	1,975
Investment securities
Taxable	171,709	159,590	173,107
Taxable-exempt	17,884	15,067	6,516
Other	23,649	32,675	22,665

Total Interest Income	1,347,315	1,305,756	1,293,195

Interest expense
Deposits	257,099	288,271	385,733
Short-term borrowings	13,053	15,698	28,668
Federal Home Loan Bank advances	33,253	24,394	5,946
Subordinated notes and other long-term debt including preferred capital securities	132,536	128,407	123,274

Total Interest Expense	435,941	456,770	543,621

Net Interest Income	911,374	848,986	749,574
Provision for credit losses	55,062	163,993	194,426

Net Interest Income After Provision for Credit Losses	856,312	684,993	555,148

Operating lease income	287,091	489,698	657,074
Service charges on deposit accounts	171,115	167,840	153,564
Trust services	67,410	61,649	62,051
Brokerage and insurance income	54,799	57,844	62,109
Bank owned life insurance income	42,297	43,028	43,123
Other service charges and fees	41,574	41,446	42,888
Mortgage banking	32,296	58,180	32,033
Securities gains	15,763	5,258	4,902
Gain on sales of automobile loans	14,206	40,039	—
Gain on sale of branch offices	—	13,112	—
Gain on sale of Florida operations	—	—	182,470
Merchant Services gain	—	—	24,550
Other income	92,047	91,059	76,940

Total Non-Interest Income	818,598	1,069,153	1,341,704

Personnel costs	485,806	447,263	418,037
Operating lease expense	236,478	393,270	518,970
Net occupancy	75,941	62,481	59,539
Outside data processing and other services	72,115	66,118	67,368
Equipment	63,342	65,921	68,323
Professional services	36,876	42,448	33,085
Marketing	26,489	27,490	27,911
Telecommunications	19,787	21,979	22,661
Printing and supplies	12,463	13,009	15,198
Amortization of intangibles	817	816	2,019
Restructuring reserve (releases) charges	(1,151)	(6,666)	48,973
Loss on early extinguishment of debt	—	15,250	—
Other expense	93,281	80,780	92,063

Total Non-Interest Expense	1,122,244	1,230,159	1,374,147

Income Before Income Taxes	552,666	523,987	522,705
Provision for income taxes	153,741	138,294	198,974

Income before cumulative effect of change in accounting principle	398,925	385,693	323,731
Cumulative effect of change in accounting principle, net of tax of $7,178	—	(13,330)	—

Net Income	$398,925	$372,363	$323,731

Average common shares — basic	229,913	229,401	242,279
Average common shares — diluted	233,856	231,582	244,012

Per Common Share:
Income before cumulative effect of change in accounting principle — basic	$ 1.74	$1.68	$1.34
Income before cumulative effect of change in accounting principle — diluted	1.71	1.67	1.33
Net Income — basic	1.74	1.62	1.34
Net Income — diluted	1.71	1.61	1.33
Cash dividends declared	0.75	0.67	0.64

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY	HUNTINGTON BANCSHARES INCORPORATED

							Accumulated

	Preferred Stock		Common Stock		Treasury Stock		Other	Retained
							Comprehensive	Earnings
(in thousands)	Shares	Amount	Shares	Amount	Shares	Amount	Income (Loss)	(Deficit)	Total

Balance — January 1, 2002	—	$—	257,866	$2,490,724	(6,672)	$(123,849)	$ 25,488	$(50,466)	$2,341,897
Comprehensive Income:
Net income								323,731	323,731
Unrealized net holding gains on securities available for sale arising during the period, net of reclassification adjustment for net gains included in net income							27,387		27,387
Unrealized gains on derivative instruments used in cash flow hedging relationships							9,620		9,620
Minimum pension liability							(195)		(195)

Total comprehensive income									360,543

Stock issued for acquisitions				(838)	1,038	19,989			19,151
Cash dividends declared ($0.64 per share)								(154,794)	(154,794)
Stock options exercised				(3,545)	373	6,757			3,212
Treasury shares purchased					(19,161)	(370,012)			(370,012)
Other				(1,920)	(565)	(8,284)			(10,204)

Balance — December 31, 2002	—	—	257,866	2,484,421	(24,987)	(475,399)	62,300	118,471	2,189,793

Comprehensive Income:
Net income								372,363	372,363
Unrealized net holding losses on securities available for sale arising during the period, net of reclassification adjustment for net gains included in net income							(47,427)		(47,427)
Unrealized losses on derivative instruments used in cash flow hedging relationships							(11,081)		(11,081)
Minimum pension liability							(1,114)		(1,114)

Total comprehensive income									312,741

Cash dividends declared ($0.67 per share)								(153,476)	(153,476)
Stock options exercised				(609)	481	8,691			8,082
Treasury shares purchased					(4,300)	(81,061)			(81,061)
Other				(270)	(52)	(807)			(1,077)

Balance — December 31, 2003	—	—	257,866	2,483,542	(28,858)	(548,576)	2,678	337,358	2,275,002

Comprehensive Income:
Net income								398,925	398,925
Unrealized net holding losses on securities available for sale arising during the period, net of reclassification adjustment for net gains included in net income							(22,112)		(22,112)
Unrealized gains on derivative instruments used in cash flow hedging relationships							9,694		9,694
Minimum pension liability							(1,163)		(1,163)

Total comprehensive income									385,344

Cash dividends declared ($0.75 per share)								(172,687)	(172,687)
Stock options exercised				678	2,432	46,561			47,239
Other				(16)	165	2,756			2,740

Balance — December 31, 2004	—	$—	257,866	$2,484,204	(26,261)	$(499,259)	$(10,903)	$563,596	$2,537,638

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS	HUNTINGTON BANCSHARES INCORPORATED

	Twelve Months Ended December 31,

(in thousands of dollars)	2004	2003	2002

	(Restated)
Operating Activities
Net Income	$398,925	$372,363	$323,731
Adjustments to reconcile net income to net cash provided by operating activities
Cumulative effect of change in accounting principle, net of tax	—	13,330	—
Provision for credit losses	55,062	163,993	194,426
Depreciation on operating lease assets	216,444	350,550	463,783
Amortization of mortgage servicing rights	19,019	25,966	12,051
Other depreciation and amortization	89,669	126,530	4,006
Mortgage servicing rights impairment (recoveries) charges	(1,378)	(14,957)	14,113
Deferred income tax expense	140,962	258	96,718
(Increase) decrease in trading account securities	(302,041)	(7,348)	13,151
Originations of loans held for sale	(1,858,262)	(4,221,322)	(2,435,367)
Principal payments on and proceeds from loans held for sale	1,861,272	4,522,972	2,536,374
Gains on sales of investment securities	(15,763)	(5,258)	(4,902)
Gains on sales/securitizations of loans	(14,206)	(45,610)	(11,031)
Gain on sale of branch offices	—	(13,112)	—
Gain on sale of Florida banking and insurance operations	—	—	(182,470)
Gain on restructuring of Huntington Merchant Services LLC	—	—	(24,550)
Loss on early extinguishment of debt	—	15,250	—
Restructuring (releases) charges	(1,151)	(6,666)	48,973
(Increase) decrease of cash surrender value of bank owned life insurance	(42,297)	(43,028)	(43,123)
Increase (decrease) in payable to investors in securitized loans	24,541	64,986	(13,794)
Other, net	(42,580)	40,373	37,972

Net Cash Provided by Operating Activities	528,216	1,339,270	1,030,061

Investing Activities
Decrease (increase) in interest bearing deposits in banks	11,229	3,673	(16,095)
Proceeds from:
Maturities and calls of investment securities	881,305	1,585,979	1,036,706
Sales of investment securities	2,386,479	1,161,325	855,309
Purchases of investment securities	(2,438,158)	(4,341,946)	(1,959,137)
Proceeds from sales/securitizations of loans	1,534,395	2,576,869	465,699
Net loan and lease originations, excluding sales	(4,216,309)	(4,506,843)	(3,867,300)
Purchases of operating lease assets	(14,666)	—	(297,646)
Proceeds from sale of operating lease assets	451,264	572,596	667,147
Sale of branch offices	—	(81,367)	—
Proceeds from sale of premises and equipment	1,188	7,382	19,390
Purchases of premises and equipment	(56,531)	(64,571)	(57,761)
Proceeds from sales of other real estate	16,388	14,083	13,112
Consolidation of cash of securitization trust	—	58,500	—
Net cash paid in purchase acquisitions	—	—	(8,305)
Proceeds from restructuring of Huntington Merchant Services, LLC	—	—	27,000
Net cash paid related to sale of Florida banking and insurance operations	—	—	(1,277,767)

Net Cash Used for Investing Activities	(1,443,416)	(3,014,320)	(4,399,648)

Financing Activities
Increase in deposits	2,273,046	1,177,324	2,073,891
(Decrease) increase in short-term borrowings	(245,071)	(688,712)	537,770
Proceeds from issuance of subordinated notes	148,830	198,430	—
Maturity of subordinated notes	(100,000)	(250,000)	—
Proceeds from Federal Home Loan Bank advances	1,088	270,000	1,000,000
Maturity of Federal Home Loan Bank advances	(3,000)	(10,000)	(4,000)
Proceeds from issuance of long-term debt	925,000	2,075,000	1,025,000
Maturity of long-term debt	(1,455,000)	(895,250)	(932,150)
Dividends paid on common stock	(168,075)	(151,023)	(167,002)
Repurchases of common stock	—	(81,061)	(370,012)
Net proceeds from issuance of common stock	47,239	8,082	3,212

Net Cash Provided by Financing Activities	1,424,057	1,652,790	3,166,709

Change in Cash and Cash Equivalents	508,857	(22,260)	(202,878)
Cash and Cash Equivalents at Beginning of Period	996,503	1,018,763	1,221,641

Cash and Cash Equivalents at End of Period	$1,505,360	$996,503	$1,018,763

Supplemental disclosures
Income taxes paid	$34,904	$72,128	$70,463
Interest paid	422,060	469,331	560,731
Non-cash activities:
Mortgage loans securitized	115,929	354,200	386,385
Common stock dividends accrued, paid in subsequent year	35,662	31,113	28,032
Stock issued for purchase acquisitions	—	—	19,151

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	HUNTINGTON BANCSHARES INCORPORATED

1. SIGNIFICANT ACCOUNTING POLICIES

–	NATURE OF OPERATIONS — Huntington Bancshares Incorporated (Huntington) is a multi-state diversified financial holding company organized under Maryland law in 1966 and headquartered in Columbus, Ohio. Through its subsidiaries, Huntington is engaged in providing full-service commercial and consumer banking services, mortgage banking services, automobile financing, equipment leasing, investment management, trust services, and discount brokerage services, as well as reinsuring credit life and disability insurance, and selling other insurance and financial products and services. Huntington’s banking offices are located in Ohio, Michigan, West Virginia, Indiana, and Kentucky. Certain activities are also conducted in other states including Arizona, Florida, Georgia, Maryland, Nevada, New Jersey, Pennsylvania, and Tennessee. Huntington has a foreign office in the Cayman Islands and a foreign office in Hong Kong.

–	BASIS OF PRESENTATION — The consolidated financial statements include the accounts of Huntington and its majority-owned subsidiaries and are presented in accordance with accounting principles generally accepted in the United States (GAAP). All significant intercompany transactions and balances have been eliminated in consolidation. Companies in which Huntington holds more than a 50% voting equity interest are consolidated. For consolidated entities where Huntington holds less than a 100% interest, Huntington recognizes a minority interest liability (included in other liabilities) for the voting equity held by others and minority interest expense (included in other non-interest expenses) for the portion of the entity’s earnings attributable to minority interests. Investments in companies that are not consolidated are accounted for using the equity method when Huntington has the ability to exert significant influence, generally defined as a 20% or greater voting interest. Those investments for which Huntington does not have the ability to exert significant influence are generally accounted for using the cost method and are periodically evaluated for impairment. Investments in private investment partnerships are carried at fair value. Investments in private investment partnerships and investments that are accounted for under the equity method or the cost method are included in other assets in Huntington’s balance sheet and Huntington’s proportional interest in the investment’s earnings is included in other non-interest income. Huntington evaluates variable interest entities (VIEs) in which it holds a beneficial interest for consolidation. VIEs, as defined by the Financial Accounting Standards Board (FASB) Interpretation (FIN) No. 46, Consolidation of Variable Interest Entities, are legal entities with insubstantial equity, whose equity investors lack the ability to make decisions about the entity’s activities, or whose equity investors do not have the right to receive the residual returns of the entity if they occur. Huntington adopted FIN 46 on July 1, 2003 and therefore, consolidates these VIEs when it holds a majority of VIEs’ beneficial interests.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported in the financial statements. Actual results could differ from those estimates. Certain prior period amounts have been reclassified to conform to the current year’s presentation.

–	SECURITIES — Securities purchased with the intention of recognizing short-term profits are classified as trading account securities and reported at fair value. The unrealized gains or losses on trading securities are recorded in other non-interest income. All other securities are designated as investment securities. Investment securities include securities designated as available for sale, non-marketable equity securities, and securities held to maturity. Unrealized gains or losses on investment securities are reported as a separate component of accumulated other comprehensive income in shareholders’ equity. Declines in the value of debt and marketable equity securities that are considered other than temporary are recorded in non-interest income as a loss on investment securities.

Securities transactions are recognized on the trade date (the date the order to buy or sell is executed).

Nonmarketable equity securities include stock acquired for regulatory purposes, such as Federal Home Loan Bank stock and Federal Reserve Bank stock. These securities are generally accounted for at cost and are included in investment securities.

The amortized cost of specific securities sold is used to compute realized gains and losses. Interest and dividends on securities, including amortization of premiums and accretion of discounts using the effective interest method over the period to maturity, are included in interest income.

Statement of Financial Accounting Standards (SFAS) 115, Accounting for Certain Investments in Debt and Equity Securities, and Securities and Exchange Commission (SEC) Staff Accounting Bulletin (SAB) 59, Accounting for Noncurrent Marketable Equity Securities, and Emerging issues Task Force (EITF) No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments provide guidance on determining when an investment is other-than-temporarily impaired. Investments are reviewed quarterly for indicators of other-than-temporary impairment. This determination requires significant judgment. In making this judgment, we evaluate, among other factors, the duration and extent to which the fair value of an investment is less than its cost and our intent and ability to hold the investment. Investments with an indicator are further evaluated to determine the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	HUNTINGTON BANCSHARES INCORPORATED

likelihood of a significant adverse effect on the fair value and amount of the impairment as necessary. If market or economic conditions change, we may incur future impairments.

–	LOANS AND LEASES — Loans are stated at the principal amount outstanding, net of unamortized deferred loan origination fees and costs and net of unearned income. Direct financing leases are reported at the aggregate of lease payments receivable and estimated residual values, net of unearned and deferred income. Interest income is accrued as earned based on unpaid principal balances. Huntington defers the fees it receives from the origination of loans and leases, as well as the costs of those activities, and amortizes these fees and costs on a level-yield basis over the estimated lives of the related loans.

Automobile loans and leases include loans secured by automobiles and leases of automobiles that qualify for the direct financing method of accounting. Substantially all of the direct financing leases that qualify for that accounting method do so because the present value of the lease payments and the guaranteed residual value are at least 90% of the cost of the vehicle. Huntington records the residual values of its leases based on estimated future market values of the automobiles as published in the Automotive Lease Guide (ALG), an authoritative industry source. Beginning in October 2000, Huntington purchased residual value insurance for its entire automobile lease portfolio to mitigate the risk of declines in residual values. Residual value insurance provides for the recovery of the vehicle residual value specified by the ALG at the inception of the lease. As a result, the risk associated with market driven declines in used car values is mitigated. Currently Huntington has three distinct residual value insurance policies in place to address the residual risk in the portfolio. Two residual value insurance policies cover all vehicles leased prior to May 2002, and have associated total payment caps of $120 million and $50 million, respectively. Management reviews expected future residual value losses to determine the need to either (a) establish a reserve for losses in excess of both insurance policy caps or (b) reduce the expected residual value and, therefore, increase the rate of depreciation. A third policy (the New Policy) provides similar coverage as the first two, but does not have a cap on losses payable under the policy. Leases covered by the New Policy qualify for the direct financing method of accounting. Leases covered by the earlier policies are accounted for using the operating lease method of accounting and are recorded as operating lease assets in Huntington’s consolidated balance sheet.

Residual values on leased automobiles and equipment are evaluated periodically for impairment. Impairment of the residual values of direct financing leases is recognized by writing the leases down to fair value with a charge to non-interest expense. Residual value losses arise if the market value at the end of the lease term is less than the residual value embedded in the original lease contract. Residual value insurance covers the difference between the recorded residual value and the fair value of the automobile at the end of the lease term as evidenced by Black Book valuations. This insurance, however, does not cover residual losses below Black Book value, which may arise when the automobile has excess wear and tear and/or excess mileage, not reimbursed by the lessee.

Commercial and industrial loans and commercial real estate loans are generally placed on non-accrual status and stop accruing interest when principal or interest payments are 90 days or more past due or the borrower’s creditworthiness is in doubt. A loan may remain in accruing status when it is sufficiently collateralized, which means the collateral covers the full repayment of principal and interest, and is in the process of active collection.

Commercial and industrial and commercial real estate loans are evaluated for impairment in accordance with the provisions of Statement of Financial Accounting Standards (Statement) No. 114, Accounting by Creditors for Impairment of a Loan, as amended. This Statement requires an allowance to be established as a component of the allowance for loan and lease losses when it is probable that all amounts due pursuant to the contractual terms of the loan or lease will not be collected and the recorded investment in the loan or lease exceeds its fair value. Fair value is measured using either the present value of expected future cash flows discounted at the loan’s or lease’s effective interest rate, the observable market price of the loan or lease, or the fair value of the collateral if the loan or lease is collateral dependent.

Consumer loans and leases, excluding residential mortgage and home equity loans, are subject to mandatory charge-off at a specified delinquency date and are not classified as non-performing prior to being charged off. These loans and leases are generally charged off in full no later than when the loan or lease becomes 120 days past due. Residential mortgage loans are placed on non-accrual status when principal payments are 180 days past due or interest payments are 210 days past due. A charge-off on a residential mortgage loan is recorded when the loan has been foreclosed and the loan balance exceeds the fair value of the collateral. The fair value of the collateral is then recorded as real estate owned and is reflected in other assets in the consolidated balance sheet. At September 30, 2004, Huntington adopted a new policy of placing home equity loans and lines on non-accrual status when they exceed 180 days past due. Such loans were previously classified as accruing loans and leases past due 90 days or more. This policy change conforms the home equity loans and lines classification to that of other consumer loans secured by residential real estate. The new policy did not have a material impact on total non-performing assets, the allowances for credit losses, or net income. (See Note 4 for further information.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	HUNTINGTON BANCSHARES INCORPORATED

Huntington uses the cost recovery method of accounting for cash received on non-performing loans and leases. Under this method, cash receipts are applied entirely against principal until the loan or lease has been collected in full, after which time any additional cash receipts are recognized as interest income. When, in management’s judgment, the borrower’s ability to make periodic interest and principal payments resumes and collectibility is no longer in doubt, the loan or lease is returned to accrual status. When interest accruals are suspended, accrued interest income is reversed with current year accruals charged to earnings and prior year amounts generally charged off as a credit loss.

–	SOLD LOANS — Loans that are sold are accounted for in accordance with Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. For loan sales, an asset is also recorded for the servicing of the loans sold, which is retained at the time of sale, based on the relative fair value of the servicing rights.

Gains and losses on the loans sold and servicing rights associated with loan sales are determined when the related loans are sold to the trust or third party. Fair values of the servicing rights are based on the present value of expected future cash flows from servicing the underlying loans, net of adequate compensation to service the loans. The present value of expected future cash flows is determined using assumptions for market interest rates, ancillary fees, and prepayment rates. Management also uses these assumptions to assess the servicing rights for impairment periodically. The servicing rights are recorded in other assets in the consolidated balance sheets. Servicing revenues on mortgage and automobile loans, net of the amortization of servicing rights, are included in mortgage banking income and other non-interest income, respectively.

–	ALLOWANCE FOR LOAN AND LEASE LOSSES — The allowance for loan and lease losses (ALLL) reflects management’s judgment as to the level considered appropriate to absorb probable inherent credit losses in the loan and lease portfolio. This judgment is based on the size and current risk characteristics of the portfolio, a review of individual loans and leases, historical and anticipated loss experience, and a review of individual relationships where applicable. External influences such as general economic conditions, economic conditions in the relevant geographic areas and specific industries, regulatory guidelines, and other factors are also assessed in determining the level of the allowance.

The allowance is determined subjectively, requiring significant estimates, including the timing and amounts of expected future cash flows on impaired loans and leases, consideration of current economic conditions, and historical loss experience pertaining to pools of homogeneous loans and leases, all of which may be susceptible to change. The allowance is increased through a provision that is charged to earnings, based on Management’s quarterly evaluation of the factors previously mentioned, and is reduced by charge-offs, net of recoveries, and the allowance associated with securitized or sold loans.

The ALLL consists of three components, the transaction reserve, specific reserve, and economic reserve. Loan and lease losses related to transaction and specific reserves are recognized and measured pursuant to Statements No. 5, Accounting for Contingencies and 114, while losses related to the economic reserve are recognized and measured pursuant to Statement No. 5. The three components are more fully described below.

       Transaction Reserve

The transaction reserve component represents an estimate of loss based on characteristics of each commercial and consumer loan or lease in the portfolio. Each loan and lease is assigned a probability-of-default and a loss-in-event-of-default factor that are used to calculate the transaction reserve.

For middle market commercial and industrial, middle market commercial real estate, and small business loans, the calculation involves the use of a standardized loan grading system that is applied on an individual loan level and updated on a continuous basis. The reserve factors applied to these portfolios were developed based on internal credit migration models that track historical movements of loans between loan ratings over time and a combination of long-term average loss experience of the Company’s own portfolio and external industry data.

In the case of more homogeneous portfolios, such as consumer loans and leases and residential mortgage loans, the determination of the transaction component is conducted at an aggregate, or pooled, level. For such portfolios, the development of the reserve factors includes the use of forecasting models to measure inherent loss in these portfolios.

Models and analyses are updated frequently to capture the recent behavioral characteristics of the subject portfolios, as well as any changes in the loss mitigation or credit origination strategies. Adjustments to the reserve factors are made as needed based on observed results of the portfolio analytics.

       Specific Reserve

The specific reserve component is associated only with the middle market commercial and industrial, middle market commercial real estate, and small business segments and is the result of credit-by-credit reserve decisions for individual

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	HUNTINGTON BANCSHARES INCORPORATED

loans when it is determined that the calculated transaction reserve component is insufficient to cover the estimated losses. Individual non-performing and substandard loans over $250,000 are analyzed for impairment and possible assignment of a specific reserve. The impairment tests are done in accordance with applicable accounting standards and regulations.

       Economic Reserve

Changes in the economic environment are a significant judgmental factor management considers in determining the appropriate level of the ALLL. The economic reserve incorporates Management’s determination of the impact of risks associated with the general economic environment on the portfolio. The economic reserve is designed to address economic uncertainties and is determined based on a variety of economic factors that are correlated to the historical performance of the loan portfolio. Because of this more quantitative approach to recognizing risks in the general economy, the economic reserve may fluctuate from period to period.

In an effort to be as quantitative as possible in the ALLL calculation, Management developed a revised methodology for calculating the economic reserve portion of the ALLL for implementation in 2004. The revised methodology is specifically tied to economic indices that have a high correlation to the Company’s historic charge-off variability. The indices currently in the model consists of the U.S. Index of Leading Economic Indicators, U.S. Profits Index, U.S. Unemployment Index, and the University of Michigan Current Consumer Confidence Index. Beginning in 2004, the calculated economic reserve was determined based upon the variability of credit losses over a credit cycle. The indices and time frame may be adjusted as actual portfolio performance changes over time. Management has the capability to judgmentally adjust the calculated economic reserve amount by a maximum of +/- 20% to reflect, among other factors, differences in local versus national economic conditions. This adjustment capability is deemed necessary given the newness of the model and the continuing uncertainty of forecasting economic environment changes.

–	RESELL AND REPURCHASE AGREEMENTS — Securities purchased under agreements to resell and securities sold under agreements to repurchase are generally treated as collateralized financing transactions and are recorded at the amounts at which the securities were acquired or sold plus accrued interest. The fair value of collateral either received from or provided to a third party is continually monitored and additional collateral is obtained or is requested to be returned to Huntington as deemed appropriate.

–	GOODWILL AND OTHER INTANGIBLE ASSETS — Under the purchase method of accounting, the net assets of entities acquired by Huntington were recorded at their estimated fair value at the date of acquisition. The excess of cost over the fair value of net assets acquired is recorded as goodwill. Prior to 2002, goodwill was amortized over periods generally up to 25 years. Effective January 1, 2002, in accordance with Statement No. 142, Goodwill and Other Intangible Assets, goodwill is no longer amortized but is reviewed by management, along with other intangible assets arising from business combinations, for impairment as of September 30 each year, or whenever a significant event occurs that adversely affects operations, or when changes in circumstances indicate that the carrying value may not be recoverable. Other intangible assets are amortized on a straight-line basis over their estimated useful lives through 2011.

–	MORTGAGE BANKING ACTIVITIES — Loans held for sale are primarily composed of performing 1-to-4-family residential mortgage loans originated for resale and are carried at the lower of cost (net of purchase discounts or premiums and effects of hedge accounting) or fair value as determined on an aggregate basis. Fair value is determined using available secondary market prices for loans with similar coupons, maturities, and credit quality.

Huntington recognizes the rights to service mortgage loans as separate assets, which are included in other assets in the consolidated balance sheets, only when purchased or when servicing is contractually separated from the underlying mortgage loans by sale or securitization of the loans with servicing rights retained. The carrying value of loans sold or securitized is allocated between loans and servicing rights based on the relative fair values of each. Purchased mortgage servicing rights are initially recorded at cost. All servicing rights are subsequently carried at the lower of the initial carrying value, adjusted for amortization, or fair value, and are included in other assets.

–	PREMISES AND EQUIPMENT — Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is computed principally by the straight-line method over the estimated useful lives of the related assets. Buildings and building improvements are depreciated over an average of 30 to 40 years and 10 to 20 years, respectively. Land improvements and furniture and fixtures are depreciated over 10 years, while equipment is depreciated over a range of three to seven years. Leasehold improvements are amortized over the lesser of the asset life or term of the related leases. Maintenance and repairs are charged to expense as incurred, while improvements that extend the useful life of an asset are capitalized and depreciated over the remaining useful life.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	HUNTINGTON BANCSHARES INCORPORATED

–	OPERATING LEASE ASSETS — Operating lease assets consist of automobiles leased to consumers and equipment leased to business customers. These assets are reported at cost, including net deferred origination fees or costs, less accumulated depreciation. For automobile operating leases, net deferred origination fees or costs include the referral payments Huntington makes to automobile dealers, which are deferred and amortized on a straight-line basis over the life of the lease.

Lease payments are recorded as rental income, a component of operating lease income in non-interest income. Net deferred origination fees or costs are amortized over the life of the lease to operating lease income. Depreciation expense is recorded on a straight-line basis over the term of the lease. Leased assets are depreciated to the estimated residual value at the end of the lease term. Depreciation expense is included in operating lease expense in the non-interest expense section of the consolidated income statement. Impairment of residual values of operating leases is evaluated under Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Under that Statement, when the future cash flows from the operating lease, including the expected realizable fair value of the automobile or equipment at the end of the lease, is less than the book value of the lease, an immediate impairment write-down is recognized. Otherwise, reductions in the expected residual value result in additional depreciation of the leased asset over the remaining term of the lease. Upon disposition, a gain or loss is recorded for any difference between the net book value of the lease and the proceeds from the disposition of the asset, including any insurance proceeds.

On a quarterly basis, Management evaluates the amount of residual value losses that it anticipates will result from the estimated fair value of a leased vehicle being less than the residual value inherent in the lease. Also as part of its quarterly analysis, Management evaluates automobile leases individually for impairment. Fair value includes estimated net proceeds from the sale of the leased vehicle plus expected residual value insurance proceeds and amounts expected to be collected from the lessee for excess mileage and other items that are billable under terms of the lease contract. When estimating the amount of expected insurance proceeds, Management takes into consideration policy caps that exist in two of the three residual value insurance policies and whether it expects aggregate claims under such policies to exceed these caps. Residual value losses exceeding any insurance policy cap are reflected in higher depreciation expense over the remaining life of the affected automobile lease.

Credit losses, included in operating lease expense, occur when a lease is terminated early because the lessee cannot make the required lease payments. These credit-generated terminations result in Huntington taking possession of the automobile earlier than expected. When this occurs, the market value of the automobile may be less than Huntington’s book value, resulting in a loss upon sale. Rental income payments accrued, but not received, are written off when they reach 120 days past due and at that time the asset is evaluated for impairment.

–	BANK OWNED LIFE INSURANCE — Huntington’s bank owned life insurance policies are carried at their cash surrender value. Periodically, management confirms this cash surrender value with the insurance carriers that have issued each respective insurance policy. Huntington recognizes tax-free income from the periodic increases in the cash surrender value of these policies and from death benefits.

–	DERIVATIVE FINANCIAL INSTRUMENTS — Derivative financial instruments, primarily interest rate swaps, are accounted for in accordance with Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended. This Statement requires every derivative instrument to be recorded in the consolidated balance sheet as either an asset or liability measured at its fair value and Huntington to formally document, designate, and assess the effectiveness of transactions for which hedge accounting is applied. Depending on the nature of the hedge and the extent to which it is effective, the changes in fair value of the derivative recorded through earnings will either be offset against the change in the fair value of the hedged item in earnings, or recorded in other comprehensive income and subsequently recognized in earnings in the period the hedged item affects earnings. The portion of a hedge that is ineffective and all changes in the fair value of derivatives not designated as hedges, referred to as trading instruments, are recognized immediately in earnings. Deferred gains or losses from derivatives that are terminated are amortized over the shorter of the original remaining term of the derivative or the remaining life of the underlying asset or liability. Trading instruments are carried at fair value with changes in fair value included in other non-interest income. Trading instruments are executed primarily with Huntington’s customers to fulfill their needs. Derivative instruments used for trading purposes include interest rate swaps, including callable swaps, interest rate caps and floors, and interest rate and foreign exchange futures, forwards, and options.

–	ADVERTISING COSTS — Advertising costs are expensed as incurred as a marketing expense, a component of non-interest expense.

–	INCOME TAXES — Income taxes are accounted for under the asset and liability method. Accordingly, deferred tax assets and liabilities are recognized for the future book and tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are determined using enacted tax rates expected to apply in the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income at the time of enactment of such change in tax rates.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	HUNTINGTON BANCSHARES INCORPORATED

–	TREASURY STOCK — Acquisitions of treasury stock are recorded at cost. Reissuance of shares in treasury for acquisitions, stock option exercises, or for other corporate purposes, is recorded at their weighted-average cost.

–	STOCK-BASED COMPENSATION — Huntington’s stock-based compensation plans are accounted for based on the intrinsic value method promulgated by Accounting Principles Board Opinion 25, Accounting for Stock Issued to Employees, and related interpretations. Compensation expense for employee stock options is generally not recognized if the exercise price of the option equals or exceeds the fair value of the stock on the date of grant.

The following pro forma disclosures for net income and earnings per diluted common share is presented as if Huntington had applied the fair value method of accounting of Statement No. 123, Accounting for Stock-Based Compensation, in measuring compensation costs for stock options. The fair values of the stock options granted were estimated using the Black-Scholes option-pricing model. This model assumes that the estimated fair value of the options is amortized over the options’ vesting periods and the compensation costs would be included in personnel costs in the consolidated income statement. The following table also includes the weighted-average assumptions that were used in the option-pricing model for options granted in each of the last three years:

	Year Ended December 31,

(in millions of dollars, except per share amounts)	2004	2003	2002

Assumptions
Risk-free interest rate	3.78%	4.45%	4.12%
Expected dividend yield	3.20	3.11	3.34
Expected volatility of Huntington’s common stock	30.9	33.8	33.8

Pro Forma Results
Net income, as reported	$398.9	$372.4	$323.7
Less pro forma expense related to options granted	(14.4)	(10.9)	(10.0)

Pro Forma Net Income	$384.5	$361.5	$313.7

Net Income Per Common Share:
Basic, as reported	$1.74	$1.62	$1.34
Basic, pro forma	1.67	1.58	1.29
Diluted, as reported	1.71	1.61	1.33
Diluted, pro forma	1.64	1.56	1.29

–	SEGMENT RESULTS — Accounting policies for the lines of business are the same as those used in the preparation of the consolidated financial statements with respect to activities specifically attributable to each business line. However, the preparation of business line results requires management to establish methodologies to allocate funding costs and benefits, expenses, and other financial elements to each line of business. Changes are made in these methodologies utilized for certain balance sheet and income statement allocations performed by Huntington’s management reporting system, as appropriate.

–	STATEMENT OF CASH FLOWS — Cash and cash equivalents are defined as “Cash and due from banks” and “Federal funds sold and securities purchased under resale agreements.” The statement of cash flows for the year ended December 31, 2003, has been restated to properly reflect the sale of branch offices during the third quarter of 2003. (See Note 30 of the Notes to Consolidated Financial Statements.)

2. NEW ACCOUNTING STANDARDS

–	EMERGING ISSUES TASK FORCE ISSUE NO. 03-1, The Meaning of Other-Than-Temporary Impairments and Its Application to Certain Investments (EITF 03-1) — The Emerging Issues Task Force reached a consensus about the criteria that should be used to determine when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. EITF 03-1 also included accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. On September 30, 2004, the FASB issued FSP EITF 03-1-1 which delayed the effective date for the measurement and recognition guidance contained in paragraphs 10–20 of Issue 03-1. See Note 3 for more information.

–	SEC STAFF ACCOUNTING BULLETIN NO. 105, Application of Accounting Principles to Loan Commitments (SAB 105) — On March 9, 2004, the SEC issued SAB 105, which summarizes the views of the SEC staff regarding the application of generally accepted accounting principles to loan commitments accounted for as derivative instruments. Specifically, SAB 105 indicated that the fair value of loan commitments that are required to follow derivative accounting under Statement 133, Accounting for Derivative Instruments and

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	HUNTINGTON BANCSHARES INCORPORATED

Hedging Activities, should not consider the expected future cash flows related to the associated servicing of the future loan. Prior to SAB 105, Huntington did not consider the expected future cash flows related to the associated servicing in determining the fair value of loan commitments. The adoption of SAB 105 did not have a material effect on Huntington’s financial results.

–	FASB STAFF POSITION NO. 106-2, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (FSP 106-2) — In December 2003, a law was approved that expands Medicare benefits, primarily adding a prescription drug benefit for Medicare-eligible retirees beginning in 2006. The law also provides a federal subsidy to companies that sponsor postretirement benefit plans providing prescription drug coverage. FSP 106-2 was issued in May 2004 and supersedes FSP 106-1 issued in January 2004. FSP 106-2 specifies that any Medicare subsidy must be taken into account in measuring the employer’s postretirement health care benefit obligation and will also reduce the net periodic postretirement cost in future periods. The new guidance is effective for the reporting periods beginning on or after June 15, 2004. The impact of this new pronouncement was not material to Huntington’s financial condition, results of operations, or cash flows.

–	AICPA Statement of Position No. 03-3, Accounting for Certain Loans or Debt Securities Acquired in a Transfer (SOP 03-3) — In December 2003, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued SOP 03-3 to address accounting for differences between the contractual cash flows of certain loans and debt securities and the cash flows expected to be collected when loans or debt securities are acquired in a transfer and those cash flow differences are attributable, at least in part, to credit quality. As such, SOP 03-3 applies to loans and debt securities purchased or acquired in purchase business combinations and does not apply to originated loans. The application of SOP 03-3 limits the interest income, including accretion of purchase price discounts, that may be recognized for certain loans and debt securities. Additionally, SOP 03-3 requires that the excess of contractual cash flows over cash flows expected to be collected (nonaccretable difference) not be recognized as an adjustment of yield or valuation allowance, such as the allowance for credit losses. Subsequent to the initial investment, increases in expected cash flows generally should be recognized prospectively through adjustment of the yield on the loan or debt security over its remaining life. Decreases in expected cash flows should be recognized as impairment. SOP 03-3 is effective for loans and debt securities acquired in fiscal years beginning after December 15, 2004, with early application encouraged. The impact of this new pronouncement is not expected to be material to Huntington’s financial condition, results of operations, or cash flows.

–	FASB Staff Position No. 109-2, Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004 — On October 22, 2004, the American Jobs Creation Act (the Act) was signed into law. The Act introduces a special one-time dividends received deduction on the repatriation of certain foreign earnings to a U.S. taxpayer, provided certain criteria are met. Huntington may elect to apply this provision to qualifying earnings repatriations in 2005. Huntington has begun an evaluation of the effects of the repatriation provision as it applies to earnings from foreign asset securitization activities. However, Huntington does not expect to be able to complete this evaluation until after Congress or the Treasury Department provides additional clarifying language on key elements of the provision.

The FASB staff believes that the lack of clarification of certain provisions within the Act and the timing of the enactment necessitate a practical exception to the Statement No. 109, Accounting for Income Taxes (SFAS 109) requirement to reflect in the period of enactment of the effect of a new tax law. Accordingly, in December 2004, the FASB issued FSP 109-2, which allows Huntington time beyond the fourth quarter of 2004, the period of enactment, to evaluate the effect of the Act on its plan for reinvestment or repatriation of foreign earnings for purposes of applying SFAS 109.

At December 31, 2004, the range of possible amounts that Huntington is considering for repatriation under this provision is between zero and $89.0 million. The related potential range of income tax is between zero and $4.7 million.

–	FASB STATEMENT NO. 123 (REVISED 2004), Share-Based Payment (Statement 123R) — Statement 123R was issued in December 2004, to provide investors and other users of financial statements with more complete financial information by requiring that the compensation cost relating to share-based payment transactions be recognized in the financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. Statement 123R covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. Statement 123R replaces FASB Statement No. 123, Accounting for Stock-Based Compensation (Statement 123), and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees (APB 25). Statement 123, as originally issued in 1995, established as preferable a fair-value-based method of accounting for share-based payment transactions with employees. However, that Statement permitted entities the option of continuing to apply the guidance in APB 25, as long as the footnotes to financial statements disclosed pro forma net income under the preferable fair-value-based method. Public entities (other than those filing as small business issuers) will be required to apply Statement 123(R) as of the first interim or annual reporting period that begins after June 15, 2005. Effective January 1, 2005, Huntington has adopted Statement 123R. See Note 1 for the current accounting policy on share-based payments and Note 16 for the share-based payment disclosures.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	HUNTINGTON BANCSHARES INCORPORATED

3. INVESTMENT SECURITIES

Investment securities at December 31 were as follows:

		Unrealized

(in thousands of dollars)	Amortized Cost	Gross Gains	Gross Losses	Fair Value

2004
U.S. Treasury	$24,987	$362	$(213)	$25,136
Federal Agencies Mortgage-backed securities	985,846	177	(12,507)	973,516
Other agencies	986,954	1,193	(15,901)	972,246

Total U.S. Treasury and Federal Agencies	1,997,787	1,732	(28,621)	1,970,898
Municipal securities	410,614	7,404	(1,794)	416,224
Private label CMO	462,394	866	(5,233)	458,027
Asset backed securities	1,198,296	2,690	(1,004)	1,199,982
Other securities	189,513	4,962	(661)	193,814

Total Investment Securities	$4,258,604	$17,654	$(37,313)	$4,238,945

		Unrealized

(in thousands of dollars)	Amortized Cost	Gross Gains	Gross Losses	Fair Value

2003
U.S. Treasury	$304,001	$4,410	$(41)	$308,370
Federal Agencies Mortgage-backed securities	1,811,793	19,782	(13,552)	1,818,023
Other agencies	1,162,896	13,137	(16,510)	1,159,523

Total U.S. Treasury and Federal Agencies	3,278,690	37,329	(30,103)	3,285,916
Municipal securities	432,129	6,405	(2,273)	436,261
Private label CMO	390,906	609	(858)	390,657
Asset backed securities	640,826	64	(1,174)	639,716
Retained interests in securitizations	5,593	763	—	6,356
Other securities	166,366	3,884	(96)	170,154

Total Investment Securities	$4,914,510	$49,054	$(34,504)	$4,929,060

Other securities include privately placed collateralized mortgage obligations, Federal Home Loan Bank and Federal Reserve Bank stock, corporate debt and municipal securities, and marketable equity securities.

Contractual maturities of investment securities as of December 31 were:

	2004		2003

(in thousands of dollars)	Amortized Cost	Fair Value	Amortized Cost	Fair Value

Under 1 year	$8,597	$8,653	$185,016	$187,413
1-5 years	610,189	606,140	695,691	705,100
6-10 years	584,619	575,399	969,280	964,949
Over 10 years	3,049,673	3,042,552	3,050,383	3,055,131
Retained interests in securitizations	—	—	5,593	6,356
Marketable equity securities	5,526	6,201	8,547	10,111

Total Investment Securities	$4,258,604	$4,238,945	$4,914,510	$4,929,060

At December 31, 2004, the carrying value of investment securities pledged to secure public and trust deposits, trading account liabilities, U.S. Treasury demand notes, and security repurchase agreements totaled $2.1 billion. There were no securities of a single issuer, which are not governmental or government-sponsored, that exceeded 10% of shareholders’ equity at December 31, 2004.

The following table provides the gross unrealized losses and fair value, aggregated by investment category and length of time the individual securities have been in a continuous loss position, at December 31, 2004.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	HUNTINGTON BANCSHARES INCORPORATED

	At December 31, 2004

	Less than 12 Months		Over 12 Months
					Total

	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
(in thousands of dollars)	Value	Losses	Value	Losses	Value	Losses

U.S. Treasury	$19,794	$(213)	$—	$—	$19,794	$(213)
Federal agencies
Mortgage-backed securities	810,462	(8,666)	115,418	(3,841)	925,880	(12,507)
Other agencies	509,153	(6,303)	255,809	(9,598)	764,962	(15,901)

Total U.S. Treasury and Federal Agencies	1,339,409	(15,182)	371,227	(13,439)	1,710,636	(28,621)
Municipal Securities	62,187	(273)	51,875	(1,521)	114,062	(1,794)
Private label CMO	343,929	(5,230)	2,046	(3)	345,975	(5,233)
Asset backed securities	416,476	(1,004)	—	—	416,476	(1,004)
Other securities	13,967	(659)	—	(2)	13,967	(661)

Total temporarily impaired securities	$2,175,968	$(22,348)	$425,148	$(14,965)	$2,601,116	$(37,313)

Gross gains from sales of securities of $34.7 million, $14.5 million, and $5.4 million, were realized in 2004, 2003, and 2002, respectively. Gross losses totaled $19.0 million in 2004, $9.2 million in 2003, and $0.5 million in 2002. At September 30, 2004, Management determined that $11.0 million of equity securities, with unrealized losses of $0.9 million were other-than-temporarily impaired. Consequently, Huntington recognized the unrealized losses in the third quarter of 2004. There were no other-than-temporary impairments of any securities recognized in 2003 or 2002. Huntington has both the intent and ability to hold the securities contained in the table above for a time necessary to recover the amortized cost.

4. LOANS AND LEASES

At December 31, 2004, $2.1 billion of commercial and industrial loans were pledged to secure potential discount window borrowings from the Federal Reserve Bank. At this same date, $4.7 billion of real estate qualifying loans were pledged to secure advances from the Federal Home Loan Bank. Real estate qualifying loans are comprised of residential mortgage loans secured by first and second liens.

Huntington’s loan and lease portfolio includes lease financing receivables consisting of direct financing leases on equipment, which are included in commercial and industrial loans, and on automobiles. Net investment in lease financing receivables by category at December 31 were as follows:

	At December 31,

(in thousands of dollars)	2004	2003

Commercial and industrial
Lease payments receivable	$391,157	$315,518
Estimated residual value of leased assets	37,704	36,300

Gross investment in commercial lease financing receivables	428,861	351,818
Unearned income	(39,414)	(33,478)

Total net investment in commercial lease financing receivables	$389,447	$318,340

Consumer
Lease payments receivable	$1,453,909	$1,238,843
Estimated residual value of leased assets	1,258,160	903,554

Gross investment in consumer lease financing receivables	2,712,069	2,142,397
Deferred origination fees and costs	(2,130)	(1,950)
Unearned income	(266,484)	(238,277)

Total net investment in consumer lease financing receivables	$2,443,455	$1,902,170

Included in the estimated residual value of leased consumer assets, Huntington had a valuation reserve of $4.2 million and $2.1 million at December 31, 2004 and 2003, respectively, for expected residual value impairment that is not covered by residual value insurance.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	HUNTINGTON BANCSHARES INCORPORATED

RELATED PARTY TRANSACTIONS

Huntington has made loans to its officers, directors, and their associates. These loans were made in the ordinary course of business under normal credit terms, including interest rate and collateralization, and do not represent more than the normal risk of collection. These loans to related parties are summarized as follows:

At December 31,
(in thousands of dollars)	2004

Balance, beginning of year	$81,357
Loans made	171,313
Repayments	(179,044)
Changes due to status of executive officers and directors	12,392

Balance, end of year	$86,018

NON-PERFORMING ASSETS AND PAST DUE LOANS

At December 31, 2004 and 2003, loans in non-accrual status and loans past due 90 days or more and still accruing interest, were as follows:

	At December 31,

(in thousands of dollars)	2004	2003

Commercial and industrial	$34,692	$43,387
Commercial real estate	8,670	22,399
Residential mortgage	13,545	9,695
Home equity(1)	7,055	—

Total non-performing loans	63,962	75,481
Other real estate, net(2)	44,606	11,905

Total non-performing assets	$108,568	$87,386

Accruing Loans Past Due 90 Days or More	$54,283	$55,913

(1)	As of September 30, 2004, the Company adopted a policy, consistent with its policy for residential mortgage loans, of placing home equity loans and lines on nonaccrual status when they become greater than 180 days past due.

(2)	At December 31, 2004, other real estate owned included $35.7 million of properties that relate to the work-out of $5.9 million of mezzanine loans. These properties are subject to $29.8 million of non-recourse debt to another financial institution. Both properties are in contract for sale in the first half of 2005.

The amount of interest that would have been recorded under the original terms for total loans classified as non-accrual or renegotiated was $3.3 million for 2004, $6.3 million for 2003, and $12.6 million for 2002. Amounts actually collected and recorded as interest income for these loans totaled $1.9 million, $3.0 million, and $5.1 million for 2004, 2003, and 2002, respectively.

5. LOAN SALES AND SECURITIZATIONS

AUTOMOBILE LOANS

Huntington sold $1.5 billion and $2.1 billion of automobile loans in 2004 and 2003, respectively. Pre-tax gains from the sales of automobile loans totaled $14.2 million and $40.0 million in 2004 and 2003, respectively. No sales of automobile loans were made in 2002.

A servicing asset is established at their initial carrying value based on the relative fair value at the time of the sale. Huntington has used the following assumptions to measure fair value at the time of the sale: estimated servicing income of 1.00%, estimated adequate compensation for servicing of approximately 0.50%, other ancillary fees received of approximately 0.12% to 0.15% and an estimated return on payments prior to remittance to investors. The asset is then amortized against the actual cash flows received from the investor over time. Impairment, if any, is recognized when carrying value exceeds the fair value as determined by calculating the present value of expected net future cash flows. The primary risk characteristic for measuring servicing assets is payoff rates of the underlying loan pools. Valuation calculations rely heavily on the predicted payoff assumption, and if actual payoff is quicker than expected, then future value would be impaired. Other impairment concerns would be changes to the other assumptions mentioned above.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	HUNTINGTON BANCSHARES INCORPORATED

Changes in the carrying value of automobile loan servicing rights for the three years ended December 31, 2004, and the fair value at the end of each period were as follows:

	Year Ended December 31,

(in thousands of dollars)	2004	2003	2002

Carrying value, beginning of year	$17,662	$12,676	$17,647
New servicing assets	16,249	25,106	6,227
Amortization	(13,625)	(8,434)	(11,198)
Adoption of FIN 46	—	(11,686)	—

Carrying value, end of year	$20,286	$17,662	$12,676

	At December 31,

	2004	2003	2002

Fair value, end of year	$21,361	$18,501	$12,731

Huntington has retained servicing responsibilities and receives annual servicing fees of 1.0% of the outstanding loan balances. The unpaid principal balance of automobile loans serviced for third parties was $2.3 billion, $1.8 billion, and $1.1 billion at December 31, 2004, 2003, and 2002, respectively. Servicing income, net of amortization of capitalized servicing assets, amounted to $10.1 million in 2004, $4.3 million in 2003, and $1.0 million in 2002.

There were no pre-tax gains from automobile loan securitization in 2004. Huntington recorded net pre-tax gains from automobile loan securitizations of $5.6 million, and $11.0 million in 2003, and 2002, respectively. Gains or losses from securitizations depend in part on the previous carrying amount of the financial assets involved, which are allocated between the assets sold and the retained interests based on their relative fair value at the date of transfer. There were no impairment charges related to Huntington’s retained interest in 2004 and 2003. Impairment charges of retained interests were $4.0 million in 2002.

As a result of adopting FIN 46 in the third quarter of 2003, one of the securitization trusts sponsored by Huntington was consolidated. The impact of this consolidation was to reduce the outstanding automobile loans serviced by $1.0 billion, reduce the retained interest asset by $142.3 million, and reduce the servicing asset by $11.7 million. At December 31, 2004, cash of $30.9 million was held by the subsidiary securitization trust and was restricted as to Huntington’s ability to withdraw this cash. In the second quarter of 2004, Huntington repurchased all the outstanding loans of an unconsolidated trust for $23.9 million, resulting in a $1.5 million pre-tax gain.

RESIDENTIAL MORTGAGE LOANS

During 2004, Huntington sold $199.8 million of residential mortgage loans held for investment, resulting in a net pre-tax gain of $0.5 million. No sales of residential mortgage loans were made in 2003 and 2002.

Huntington also securitized $115.9 million, $354.2 million and $386.4 million of residential mortgage loans in 2004, 2003, and 2002, respectively, and retained all of the resulting securities. Accordingly, the securitized amounts were reclassified from loans to investment securities.

A mortgage servicing right (MSR) is established only when the loans are sold or when servicing is contractually separated from the underlying mortgage loans by sale or securitization of the loans with servicing rights retained. The initial carrying value of the asset is established based on its relative fair value at the time of sale using assumptions that are consistent with assumptions used at the time to estimate the fair value of the total MSR portfolio. All servicing rights are subsequently carried at the lower of the initial carrying value, adjusted for amortization, or fair value, and are included in other assets. From time-to-time, loans may be sold with recourse. This recourse may be for a limited period of time or for the life of the loan.

The unpaid principal balance of residential mortgage loans serviced for third parties was $6.9 billion, $6.4 billion, and $3.8 billion at December 31, 2004, 2003, and 2002, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	HUNTINGTON BANCSHARES INCORPORATED

A summary of loans serviced balances at December 31, 2004 and average for the period ended, were as follows:

		Year Ended
	At December 31, 2004	December 31, 2004

(in millions of dollars)	Principal Balance	Average Balance

Loans serviced	$10,755	$9,930
Less: loans serviced for others	6,861	6,633

Loans held in portfolio	$ 3,894	$3,297

Changes in the carrying value of mortgage servicing rights and the associated valuation allowance for the three years ended December 31, 2004, and the fair value at the end of each period were as follows:

	Year Ended December 31,

(in thousands of dollars)	2004	2003	2002

Balance, beginning of year	$71,087	$29,271	$35,282
New servicing assets	23,738	52,896	41,586
Amortization	(19,019)	(25,966)	(12,051)
Impairment recovery (charges)	1,378	14,957	(14,113)
Sales	(77)	(71)	(21,433)

Balance, end of year	$77,107	$71,087	$29,271

	At December 31,

	2004	2003	2002

Fair value, end of year	$84,084	$74,684	$29,728

Servicing rights are evaluated quarterly for impairment based on the fair value of those rights, using a disaggregated approach. The fair value of the servicing rights is determined by estimating the present value of future net cash flows, taking into consideration market loan prepayment speeds, discount rates, servicing costs, and other economic factors. Seven risk tranches are used in the evaluation of mortgage servicing rights for impairment: three tranches for servicing rights on 30-year fixed-rate mortgage loans (based on interest rate bands of below 6.00%; 6.00% up to 6.99%; and 7.00% and above), three tranches for servicing rights on 15-year fixed-rate mortgage loans (based on interest rate bands of below 5.50%; 5.50% up to 6.49%; and 6.50% and above), and one tranche encompassing balloon and adjustable rate mortgages. Huntington began using the expanded interest rate bands in the fourth quarter of 2003. Temporary impairment is recognized in a valuation allowance against the mortgage servicing rights. Huntington also analyzes its mortgage servicing rights periodically for other-than-temporary impairment. Other-than-temporary impairment is recognized as a direct reduction of the carrying value of the mortgage servicing right and cannot be recovered. Servicing rights are amortized over the period of, and in proportion to, the estimated future net servicing revenue. Amortization is recorded as a reduction of servicing income, which is reflected in non-interest income in Huntington’s consolidated income statement.

Changes in the impairment allowance of mortgage servicing rights for the three years ended December 31, 2004, were as follows:

	Year Ended December 31,

(in thousands of dollars)	2004	2003	2002

Balance, beginning of year	$(6,153)	$(21,110)	$(6,997)
Impairment charges	(18,110)	(10,713)	(14,533)
Impairment recovery	19,488	25,670	420

Balance, end of year	$(4,775)	$(6,153)	$(21,110)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	HUNTINGTON BANCSHARES INCORPORATED

At December 31, 2004, the fair value, assumptions and the sensitivity of the current fair value of Huntington’s mortgage servicing rights to immediate 10% and 20% adverse changes in those assumptions were:

		Decline in fair value due to

		10%	20%
		adverse	adverse
(in millions of dollars)	Actual	change	change

Constant pre-payment rate	21.70%	$(4.8)	$(9.1)
Discount rate	8.85	(2.2)	(4.2)

Caution should be used when reading these sensitivities as a change in an individual assumption and its impact on fair value is shown independent of changes in other assumptions. Economic factors are dynamic and may counteract or magnify sensitivities.

6. ALLOWANCES FOR CREDIT LOSSES (ACL)

The Company maintains two reserves, both of which are available to absorb possible credit losses: the allowance for loan and lease losses (ALLL) and the allowance for unfunded loan commitments and letters of credit (AULC). When summed together, these reserves constitute the total allowances for credit losses (ACL). The ALLL had historically included a component for unfunded loan commitments and letters of credit. To reflect the nature of this reserve and consistent with better disclosure, in the first quarter of 2004 the AULC was reclassified as a separate liability on the balance sheet. Prior period balance sheet amounts have also been reclassified to be consistent with the current years’s presentation. This reclassification had no impact on net income, shareholders’ equity, or the amount of total reserves aligned with credit risks. A summary of the transactions in the allowances for credit losses and details regarding impaired loans and leases follows for the three years ended December 31:

	Year Ended December 31,

(in thousands of dollars)	2004	2003	2002

Allowance for Loan and Leases Losses, Beginning of Period	$299,732	$300,503	$345,402
Loan and lease losses	(126,115)	(201,534)	(234,352)
Recoveries of loans previously charged off	47,580	39,725	37,440

Net loan and lease losses	(78,535)	(161,809)	(196,912)

Provision for credit losses	55,062	163,993	194,426
Net change in allowance for unfunded loan commitments and letters of credit	2,335	623	(12,215)
Allowance for assets sold and securitized(1)	(7,383)	(3,578)	(30,198)

Allowance for Loan and Lease Losses, End of Period	$271,211	$299,732	$300,503

Allowance for Unfunded Loan Commitments and Letters of Credit, Beginning of Period	$35,522	$36,145	$23,930
Net change	(2,335)	(623)	12,215

Allowance for Unfunded Loan Commitments and Letters of Credit, End of Period	$33,187	$35,522	$36,145

Total Allowances for Credit Losses	$304,398	$335,254	$336,648

Recorded Balance of Impaired Loans, at end of year(2) :
With specific reserves assigned to the loan and lease balances	$51,875	$54,853	$91,578
With no specific reserves assigned to the loan and lease balances	29,296	—	2,972

Total	$81,171	$54,853	$94,550

Average Balance of Impaired Loans for the Year(2)	$54,445	$33,970	$87,286
Allowance for Loan and Lease Losses on Impaired Loans(2)	$23,447	$26,249	$37,984

(1)	In conjunction with the automobile loan sales and securitizations in 2004, 2003, and 2002, an allowance for loan and lease losses attributable to the associated loans sold was included as a component of the loan’s carrying value upon their sale. The allowance associated with the 2002 sale of the Florida banking and insurance operations was $22,297.

(2)	Includes impaired commercial and industrial loans and commercial real estate loans with outstanding balances greater than $500,000. A loan is impaired when it is probable that Huntington will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impaired loans are included in non-performing assets. The amount of interest recognized in 2004 on impaired loans while they were considered impaired was $1.1 million. There was no interest recognized in 2003 or 2002 on impaired loans while they were considered impaired.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	HUNTINGTON BANCSHARES INCORPORATED

7. OPERATING LEASE ASSETS

For periods before May 2002, Huntington purchased vehicles, primarily automobiles, for lease to consumers under operating lease arrangements. These operating lease arrangements required the lessee to make a fixed monthly rental payment over a specified lease term, typically from 36 to 66 months. These vehicles, net of accumulated depreciation, were recorded as operating lease assets in the consolidated balance sheet. Rental income is earned by Huntington on the operating lease assets and reported as non-interest income. These vehicles are depreciated over the term of the lease to the estimated fair value of the vehicle at the end of the lease. The depreciation of these vehicles is reported as a component of non-interest expense. At the end of the lease, the vehicle is either purchased by the lessee or returned to Huntington. The following is a summary of operating lease assets at December 31:

	At December 31,

(in thousands of dollars)	2004	2003

Cost of operating lease assets (including residual value of $406,965 and $814,078, respectively)	$1,173,616	$2,136,502
Deferred origination fees and costs	(1,138)	(2,117)
Accumulated depreciation	(585,168)	(873,945)

Total	$587,310	$1,260,440

The future lease rental payments due from customers on operating lease assets at December 31, 2004, totaled $259.8 million and are due as follows: $164.7 million in 2005; $82.2 million in 2006; and $12.9 million in 2007. Depreciation expense for each of the years ended December 31, 2004, 2003, and 2002 was $216.4 million, $350.6 million, and $463.8 million, respectively.

8. PREMISES AND EQUIPMENT

At December 31, premises and equipment stated at cost were comprised of the following:

	At December 31,

(in thousands of dollars)	2004	2003

Land and land improvements	$63,406	$59,347
Buildings	237,071	216,076
Leasehold improvements	142,764	127,830
Equipment	467,674	477,385

Total premises and equipment	910,915	880,638
Less accumulated depreciation and amortization	(555,800)	(530,926)

Net Premises and Equipment	$355,115	$349,712

Depreciation and amortization charged to expense and rental income credited to occupancy expense for the year ended December 31 were:

	Year Ended December 31,

(in thousands of dollars)	2004	2003	2002

Total depreciation and amortization of premises and equipment	$50,097	$46,746	$46,319
Rental income credited to occupancy expense	13,081	14,837	15,868

9. GOODWILL AND OTHER INTANGIBLE ASSETS

At December 31, goodwill and other intangible assets, net of accumulated amortization, were comprised of:

	At December 31,

(in thousands of dollars)	2004	2003

Goodwill	$210,155	$210,539
Favorable lease intangible	5,652	6,470

Balance, end of period	$215,807	$217,009

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	HUNTINGTON BANCSHARES INCORPORATED

At December 31, 2004, none of Huntington’s goodwill is deductible for tax purposes. Goodwill and other intangible assets, net of accumulated amortization, and related activity, by segment, for the years ended December 31, 2004 and 2003, were as follows:

	Regional	Dealer		Treasury/	Huntington
(in thousands of dollars)	Banking	Sales	PFG	Other	Consolidated

Balance, January 1, 2003	$198,335	—	$12,947	$7,285	$218,567
Disposals	(333)	—	—	—	(333)
Amortization	—	—	—	(816)	(816)
Adjustments	(409)	—	—	—	(409)

Balance, December 31, 2003	197,593	—	12,947	6,469	217,009
Amortization	—	—	—	(817)	(817)
Adjustments	—	—	(385)	—	(385)

Balance, December 31, 2004	$197,593	$—	$12,562	$5,652	$215,807

The $0.4 million adjustment in 2004 relates to goodwill recorded as part of the Haberer Registered Investment Advisor, Inc. acquisition in 2002. During 2003, Huntington completed the sale of certain banking offices in West Virginia, resulting in a $0.3 million write-off of the remaining associated goodwill. The remaining $0.4 million write-off in 2003 related to an adjustment of the goodwill amount recorded as part of the LeaseNet, Inc. acquisition in 2002. No impairment of goodwill was recognized in 2004, 2003, or 2002.

A substantial portion of the remaining goodwill is attributable to the previously acquired banking operations reported under the Regional Banking line of business. For the years 2005 through 2009, amortization expense associated with the leasehold intangible is expected to be $0.8 million each year.

10. SHORT-TERM BORROWINGS

At December 31, short-term borrowings were comprised of the following:

	At December 31,

(in thousands of dollars)	2004	2003

Federal funds purchased	$30,620	$230,585
Securities sold under agreements to repurchase	1,093,247	1,147,473
Commercial paper	1,928	3,481
Other	81,438	70,765

Total Short-term Borrowings	$1,207,233	$1,452,304

Information concerning securities sold under agreements to repurchase at December 31 is summarized as follows:

	Year Ended December 31,

(in thousands of dollars)	2004	2003

Average balance during the year	$1,410,174	$880,363
Average interest rate during the year	0.93%	0.73%
Maximum month-end balance during the year	$1,500,267	$1,276,761

Commercial paper is issued by Huntington Bancshares Financial Corporation, a non-bank subsidiary, with principal and interest guaranteed by the parent company.

11. FEDERAL HOME LOAN BANK ADVANCES

Huntington’s long-term advances from the Federal Home Loan Bank had weighted average interest rates of 2.32% and 1.23% at December 31, 2004 and 2003, respectively. These advances, which predominately had variable interest rates, were collateralized by qualifying real estate loans. As of December 31, 2004 and 2003, Huntington’s maximum borrowing capacity was $1.5 billion and $1.4 billion, respectively. The advances of $1.3 billion mature over the next 15 years as follows: $100 million in 2005; none in 2006; $900 million in 2007; $270 million in 2008; none in 2009, and $1 million thereafter. The terms of advances include various restrictive covenants including limitations on the acquisition of additional debt in excess of specified levels, dividend payments, and the disposition of subsidiaries. As of December 31, 2004, Huntington was in compliance with all such covenants.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	HUNTINGTON BANCSHARES INCORPORATED

12. SUBORDINATED NOTES

At December 31, Huntington’s subordinated notes consisted of the following:

	At December 31,

(in thousands of dollars)	2004	2003

Parent company:
2.86% junior subordinated debentures due 2027(1)	$206,186	$206,186
3.115% junior subordinated debentures due 2028(2)	103,093	103,093
The Huntington National Bank:
Floating rate subordinated notes due 2008	—	100,000
8.00% subordinated notes due 2010	160,692	162,769
4.90% subordinated notes due 2014	199,136	198,431
6.60% subordinated notes due 2018	219,505	219,991
5.375% subordinated notes due 2019	151,181	—

Total subordinated notes	$1,039,793	$990,470

(1)	Variable effective rate at December 31, 2004, based on three month LIBOR + 0.70.

(2)	Variable effective rate at December 31, 2004, based on three month LIBOR + 0.625.

The Bank issued $100 million of long-term notes in 2002 that were called in the first quarter of 2004. Proceeds from lower rate subordinated notes issued in the first quarter of 2004 were used to fund the payment of the long-term notes. The weighted-average interest rate for subordinated notes was 5.16 % at December 31, 2004, and 6.36% at the end of 2003.

Amounts above are reported net of unamortized discounts and include values related to hedging with derivative financial instruments. The derivative instruments, principally interest rate swaps, are used to match the funding rates on certain assets by hedging the cash flow variability associated with certain variable-rate debt by converting the debt to fixed-rate and hedging the fair values of certain fixed-rate debt by converting the debt to a variable rate. See Note 20 for more information regarding such financial instruments. All principal is due upon maturity of the note as described in the table above.

13. OTHER LONG-TERM DEBT

At December 31, Huntington’s other long-term debt consisted of the following:

	At December 31,

(in thousands of dollars)	2004	2003

The Huntington National Bank	$3,866,004	$4,394,509
Parent company (maturing in 2005 and interest rate of 2.63%)(1)	100,000	100,000
Class C preferred securities of REIT subsidiary (no maturity and interest rate of 7.88%)	50,000	50,000

Total Other Long-Term Debt	$4,016,004	$4,544,509

(1)	Variable effective rate at December 31, 2004, of 1.40% plus three-month LIBOR.

Amounts above include values related to hedging with derivative financial instruments. The derivative instruments, principally interest rate swaps, are used to match the funding rates on certain assets by hedging the cash flow variability associated with certain variable-rate debt by converting the debt to fixed-rate and hedging the fair values of certain fixed-rate debt by converting the debt to a variable rate. See Note 20 for more information regarding such financial instruments.

The weighted-average interest rate for other long-term debt at December 31, 2004 and 2003, was 2.86% and 1.67%, respectively. At December 31, 2004, Huntington’s other long-term debt included $300 million of secured borrowings, which had variable rates based on three-month LIBOR. At December 31, 2004, these secured borrowings had a remaining average maturity of 0.6 years and a weighted average cost of 2.24%.

The terms of the other long-term debt obligations contain various restrictive covenants including limitations on the acquisition of additional debt in excess of specified levels, dividend payments, and the disposition of subsidiaries. As of December 31, 2004, Huntington was in compliance with all such covenants.

Other long-term debt maturities for the next five years are as follows: $1.5 billion in 2005; $0.8 billion in 2006; $0.1 billion in 2007; $0.2 billion in 2008; $0.2 billion in 2009; and $1.2 billion in 2010 and thereafter.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	HUNTINGTON BANCSHARES INCORPORATED

14. OTHER COMPREHENSIVE INCOME

The components of Huntington’s Other Comprehensive Income in each of the three years ended December 31 were as follows:

	Year Ended December 31,

(in thousands of dollars)	2004	2003	2002

Unrealized holding gains and losses on securities available for sale arising during the period:
Unrealized net (losses) gains	$(18,555)	$(67,520)	$46,655
Related tax benefit (expense)	6,689	23,511	(16,082)

Net	(11,866)	(44,009)	30,573

Reclassification adjustment for net gains from sales of securities available for sale realized during the period:
Realized net gains	(15,763)	(5,258)	(4,902)
Related tax expense	5,517	1,840	1,716

Net	(10,246)	(3,418)	(3,186)

Total unrealized holding (losses) gains on securities available for sale arising during the period, net of reclassification adjustment for net gains included in net income	(22,112)	(47,427)	27,387

Unrealized holding gains and losses on derivatives used in cash flow hedging relationships arising during the period:
Unrealized net gains (losses)	14,914	(17,048)	14,799
Related tax (expense) benefit	(5,220)	5,967	(5,179)

Net	9,694	(11,081)	9,620

Minimum pension liability:
Unrealized net loss	(1,789)	(1,714)	(300)
Related tax benefit	626	600	105

Net	(1,163)	(1,114)	(195)

Total Other Comprehensive (Loss) Income	$(13,581)	$(59,622)	$36,812

Activity in Accumulated Other Comprehensive Income for the most recent three years is as follows:

	Unrealized gains and	Unrealized gains and losses on
	losses on securities	derivative instruments used in	Minimum
(in thousands of dollars)	available for sale	cash flow hedging relationships	pension liability	Total

Balance, January 1, 2002	$29,469	$(3,981)	$—	$25,488
Current period change	27,387	9,620	(195)	36,812

Balance, December 31, 2002	56,856	5,639	(195)	62,300
Current period change	(47,427)	(11,081)	(1,114)	(59,622)

Balance, December 31, 2003	9,429	(5,442)	(1,309)	2,678
Current period change	(22,112)	9,694	(1,163)	(13,581)

Balance, December 31, 2004	$(12,683)	$4,252	$(2,472)	$(10,903)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	HUNTINGTON BANCSHARES INCORPORATED

15. EARNINGS PER SHARE

Basic earnings per share is the amount of earnings for the period available to each share of common stock outstanding during the reporting period. Diluted earnings per share is the amount of earnings available to each share of common stock outstanding during the reporting period adjusted for the potential issuance of common shares for dilutive stock options. The calculation of basic and diluted earnings per share for each of the three years ended December 31 is as follows:

	Year Ended December 31,

(in thousands, except per share amounts)	2004	2003	2002

Income before cumulative effect of accounting change	$398,925	$385,693	$323,731
Cumulative effect of change in accounting principle, net of tax	—	(13,330)	—

Net income	$398,925	$372,363	$323,731

Average common shares outstanding	229,913	229,401	242,279
Dilutive effect of common stock equivalents	3,943	2,181	1,733

Diluted average common shares outstanding	233,856	231,582	244,012

Earnings Per Share
Basic
Income before cumulative effect of accounting change	$1.74	$1.68	$1.34
Net income	1.74	1.62	1.34
Diluted
Income before cumulative effect of accounting change	1.71	1.67	1.33
Net income	1.71	1.61	1.33

The average market price of Huntington’s common stock for the period was used in determining the dilutive effect of outstanding stock options. Common stock equivalents are computed based on the number of shares subject to stock options that have an exercise price less than the average market price of Huntington’s common stock for the period.

Approximately 2.6 million, 2.8 million, and 7.7 million stock options outstanding at the end of 2004, 2003, and 2002, respectively, were not included in the computation of diluted earnings per share because the effect would be antidilutive. The weighted average exercise price for these options was $26.96 per share, $26.74 per share, and $22.19 per share at the end of the same respective periods.

On January 7, 2005, Huntington released from escrow 86,118 shares of Huntington common stock to former shareholders of LeaseNet, Inc., which were previously issued in September 2002. A total of 373,896 common shares, previously held in escrow, was returned to Huntington. All shares in escrow had been accounted for as treasury stock.

16. STOCK-BASED COMPENSATION

Huntington sponsors nonqualified and incentive stock option plans. These plans provide for the granting of stock options to officers and other employees. Huntington’s board of directors has approved all of the plans. Shareholders have approved each of the plans, except for the broad-based Employee Stock Incentive Plan. Approximately 28.8 million shares have been authorized under the plans, of which 8.8 million were available for future grants at December 31, 2004. Options that were granted in the most recent seven years vest ratably over three years or when other conditions are met while those granted in 1994 through 1997 vested ratably over four years. All grants preceding 1994 became fully exercisable after one year. All options granted have a maximum term of ten years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	HUNTINGTON BANCSHARES INCORPORATED

The fair value of the options granted was estimated at the date of grant using a Black-Scholes option-pricing model. Huntington’s stock option activity and related information for each of the recent three years ended December 31 is summarized below:

	2004		2003		2002

		Weighted-		Weighted-		Weighted-
		Average		Average		Average
		Exercise		Exercise		Exercise
(in thousands, except per share amounts)	Options	Price	Options	Price	Options	Price

Outstanding at beginning of year	19,997	$19.40	18,024	$18.93	14,649	$18.70
Granted	3,200	23.05	3,659	20.38	5,511	18.78
Exercised	(2,478)	17.05	(788)	14.40	(887)	12.79
Forfeited/expired	(702)	20.02	(898)	19.32	(1,249)	19.89

Outstanding at end of year	20,017	$20.25	19,997	$19.40	18,024	$18.93

Exercisable at end of year	11,984	$19.68	9,649	$19.60	8,352	$19.62

Weighted-Average Fair Value of Options Granted During the Year		$5.78		$5.64		$5.18

Additional information regarding options outstanding as of December 31, 2004, is as follows:

	Options Outstanding			Exercisable Options

		Weighted-
		Average	Weighted-		Weighted-
Range of		Remaining	Average		Average
Exercise Prices		Contractual	Exercise		Exercise
(in thousands, except per share amounts)	Shares	Life (Years)	Price	Shares	Price

$11.09 to $15.00	1,242	4.1	$14.38	1,242	$14.38
$15.01 to $20.00	9,507	6.5	18.17	6,890	17.72
$20.01 to $25.00	6,927	7.3	21.80	1,534	21.30
$25.01 to $28.35	2,341	4.1	27.24	2,318	27.26

Total	20,017	6.4	$20.25	11,984	$19.68

On August 27, 2002, common stock options were granted to, with certain specified exceptions, full- and part-time employees under the Huntington Bancshares Incorporated Employee Stock Incentive Plan (the Incentive Plan). Under the terms of the Incentive Plan, these options are to vest on the earlier of August 27, 2007, or at such time as the closing price for Huntington’s common stock for five consecutive trading days reached or exceeded $27.00. As of December 31, 2004, 1.7 million shares under option remain unvested.

17. INCOME TAXES

The following is a summary of the provision for income taxes:

	At December 31,

(in thousands of dollars)	2004	2003	2002

Currently payable
Federal	$12,779	$138,036	$102,256
Deferred tax expense
Federal	140,962	258	96,718

Provision for income taxes	$153,741	$138,294	$198,974

Tax expense associated with securities transactions included in the above amounts was $5.5 million in 2004, $1.8 million in 2003, and $1.7 million in 2002.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	HUNTINGTON BANCSHARES INCORPORATED

The following is a reconcilement of income tax expense to the amount computed at the statutory rate of 35%:

	2004		2003		2002

(in thousands of dollars)	Amount	Rate	Amount	Rate	Amount	Rate

Income tax expense computed at the statutory rate	$193,433	35.0%	$183,396	35.0%	$182,947	35.0%
Increases (decreases):
Tax-exempt interest income	(7,640)	(1.4)	(6,381)	(1.2)	(3,528)	(0.7)
Tax-exempt bank owned life insurance income	(14,804)	(2.7)	(15,060)	(2.9)	(15,093)	(2.9)
Asset securitization activities	(6,278)	(1.1)	(5,211)	(1.0)	(8,244)	(1.6)
Nondeductible goodwill	—	—	—	—	52,500	10.0
General business credits	(7,768)	(1.4)	(11,176)	(2.1)	(2,100)	(0.4)
Other, net	(3,202)	(0.6)	(7,274)	(1.4)	(7,508)	(1.3)

Income taxes	$153,741	27.8%	$138,294	26.4%	$198,974	38.1%

The significant components of deferred assets and liabilities at December 31, are as follows:

	At December 31,

(in thousands of dollars)	2004	2003

Deferred tax assets:
Allowance for loan losses	$122,926	$153,060
Net operating loss	22,936	8,715
Fair value adjustments	6,791	—
Other	95,527	170,964

Total deferred tax assets	248,180	332,739

Deferred tax liabilities:
Lease financing	861,273	871,684
Pension and other employee benefits	31,822	3,037
Mortgage servicing rights	32,947	15,770
Fair value adjustments	—	5,078
Other	105,766	91,705

Total deferred tax liability	1,031,808	987,274

Net deferred tax liability	$783,628	$654,535

At December 31, 2004, Huntington’s deferred tax asset related to loss and credit carry-forwards amounted to $22.9 million. This is comprised of a net operating loss carry-forward for U.S. federal tax purposes, which will begin expiring in 2023, with the remaining expiring in 2024. A valuation allowance is provided when it is more likely than not that some portion of the federal tax asset will not be realized. In Management’s opinion, the results of future operations will generate sufficient taxable income to realize the deferred tax assets. Consequently, Management has determined that a valuation allowance for deferred tax assets was not required as of December 31, 2004 or 2003.

18. BENEFIT PLANS

Huntington sponsors the Huntington Bancshares Retirement Plan (the Plan), a non-contributory defined benefit pension plan covering substantially all employees. The Plan provides benefits based upon length of service and compensation levels. The funding policy of Huntington is to contribute an annual amount that is at least equal to the minimum funding requirements but not more than that deductible under the Internal Revenue Code.

In addition, Huntington has an unfunded defined benefit post-retirement plan that provides certain health-care and life insurance benefits to retired employees who have attained the age of 55 and have at least 10 years of vesting service under this plan. For any employee retiring on or after January 1, 1993, post-retirement healthcare benefits are based upon the employee’s number of months of service and are limited to the actual cost of coverage. Life insurance benefits are a percentage of the employee’s base salary at the time of retirement, with a maximum of $50,000 of coverage.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	HUNTINGTON BANCSHARES INCORPORATED

The following table shows the weighted-average assumptions used to determine the benefit obligation at December 31, 2004 and 2003, and the net periodic benefit cost for the years then ended. Huntington selected September 30, 2004 as the measurement date for all calculations and contracted an actuary to provide measurement services.

			Post-Retirement
	Pension Benefits		Benefits

	2004	2003	2004	2003

Weighted-average assumptions used to determine benefit obligations at December 31
Discount rate	5.81%	6.00%	5.81%	6.00%
Rate of compensation increase	5.00	5.00	N/A	N/A
Weighted-average assumptions used to determine net periodic benefit cost for the years ended December 31
Discount rate	6.00	6.75	6.00	6.75
Expected return on plan assets	7.00	8.50	N/A	N/A
Rate of compensation increase	5.00	5.00	N/A	N/A

N/ A, not applicable.

The investment objective of the Plan is to maximize the return on Plan assets over a long time horizon, while meeting the Plan obligations. At September 30, 2004, Plan assets were invested 73% in equity investments and 27% in bonds, with an average duration of four years on bond investments. The estimated life of benefit obligations was 12 years. Management believes that this mix is appropriate for the current economic environment. In 2004, Huntington lowered its assumptions for the discount rate. The 5.81% assumed discount rate was based upon the Moody’s daily long-term corporate Aa bond yield as of the Plan’s measurement date. The impact of lowering this assumption will increase Huntington’s 2005 pension expense.

The following table reconciles the beginning and ending balances of the benefit obligation of the Plan and the post-retirement benefit plan with the amounts recognized in the consolidated balance sheets at December 31:

			Post-Retirement
	Pension Benefits		Benefits

(in thousands of dollars)	2004	2003	2004	2003

Change in Benefit Obligation:
Projected Benefit Obligation at beginning of measurement year	$299,028	$253,456	$55,490	$53,552
Changes due to:
Service cost	11,819	9,567	1,302	1,121
Interest cost	17,482	16,647	3,209	3,479
Benefits paid	(6,900)	(6,542)	(2,986)	(2,967)
Settlements	(8,977)	(9,684)	—	—
Actuarial assumptions and gains and losses	23,555	35,584	(1,511)	305

Total changes	36,979	45,572	14	1,938

Projected Benefit Obligation at end of measurement year (September 30)	$336,007	$299,028	$55,504	$55,490

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	HUNTINGTON BANCSHARES INCORPORATED

The following table reconciles the beginning and ending balances of the fair value of Plan assets with the amounts recognized in the consolidated balance sheets at the September 30, 2004, measurement date:

	Pension Benefits

(in thousands of dollars)	2004	2003

Change in Plan Assets:
Fair Value of Plan Assets at beginning of measurement year	$288,569	$246,643
Changes due to:
Actual return on plan assets	35,962	33,594
Employer contributions	44,667	25,000
Settlements	(9,076)	(10,126)
Benefits paid	(6,900)	(6,542)

Total changes	64,653	41,926

Fair Value of Plan Assets at end of measurement year (September 30)	$353,222	$288,569

Huntington’s accumulated benefit obligation was $294 million and $262 million at September 30, 2004 and 2003, respectively. In both years, the fair value of Huntington’s plan assets exceeded its accumulated benefit obligation.

The following table presents the funded status of the Plan and the post-retirement benefit plan with the amounts recognized in the consolidated balance sheets at December 31:

			Post-Retirement
	Pension Benefits		Benefits

(in thousands of dollars)	2004	2003	2004	2003

Projected benefit obligation less (greater) than plan assets	17,215	(10,459)	(55,504)	(55,490)
Unrecognized net actuarial loss	116,744	118,952	718	2,229
Unrecognized prior service cost	1,789	1,790	3,856	4,439
Unrecognized transition (asset) liability, net of amortization	—	—	8,831	9,936

Prepaid (Accrued) Benefit Costs	$135,748	$110,283	$(42,099)	$(38,886)

The following table shows the components of net periodic benefit cost recognized in the most recent three years:

	Pension Benefits			Post-Retirement Benefits

(in thousands of dollars)	2004	2003	2002	2004	2003	2002

Service cost	$12,159	$9,817	$8,263	$1,302	$1,121	$1,126
Interest cost	17,482	16,647	15,458	3,209	3,479	3,603
Expected return on plan assets	(21,530)	(25,138)	(26,416)	—	—	—
Amortization of transition asset	1	(251)	(265)	1,104	1,104	1,104
Amortization of prior service cost	1	—	(185)	583	605	605
Curtailments	—	—	2,022	—	—	2,526
Settlements	3,151	4,354	3,373	—	—	—
Recognized net actuarial loss	7,936	1,774	—	—	—	—

Benefit Cost	$19,200	$7,203	$2,250	$6,198	$6,309	$8,964

Service costs presented in the above table included $0.3 million of plan expenses that were recognized in each of the three years ended December 31, 2004. The curtailment reflected above related to the sale of the Florida banking and insurance operations. This expense was recognized in Huntington’s results of operations in 2002. It is Huntington’s policy to recognize settlement gains and losses as incurred. Management expects net periodic pension cost to approximate $20 million and net periodic post-retirement benefits cost to approximate $6 million for 2005.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	HUNTINGTON BANCSHARES INCORPORATED

At September 30, 2004 and 2003, The Huntington National Bank, as trustee, held all Plan assets. The Plan assets consisted of investments in a variety of Huntington mutual funds, Huntington common stock, and other equity investments as follows:

	Fair Value

	2004		2003

(in thousands of dollars)	Balance	%	Balance	%

Cash	$300	—%	$—	—%
Huntington Funds — money market	500	—	1,570	1
Huntington Funds — equity funds	240,456	68	191,616	66
Huntington Funds — fixed income funds	95,837	27	82,520	29
Huntington Common Stock	16,129	5	12,863	4

Fair value of plan assets at September 30	353,222	100%	288,569	100%

The number of shares of Huntington common stock held by the Plan was 642,364 at December 31, 2004 and 2003. Dividends and interest received by the Plan during 2004 and 2003 were $11.0 million and $7.0 million, respectively. The Plan has acquired and held Huntington common stock in compliance at all times with Section 407 of the Employee Retirement Income Security Act of 1978.

The following table shows when benefit payments, which include expected future service, as appropriate, are expected to be paid:

(in thousands of dollars)	Pension Benefits	Post-Retirement Benefits

Fiscal Year:
2005	$16,194	$3,948
2006	17,126	4,131
2007	19,249	4,268
2008	21,228	4,355
2009	22,741	4,437
2010 through 2014	134,355	23,409

There is no expected minimum contribution for 2005 to the Plan. However, Huntington may choose to make a contribution to the Plan up to the maximum deductible limit in the 2005 plan year. Expected contributions for 2005 for the Post-Retirement Benefit plan are $4.0 million.

The assumed health-care cost trend rate has a significant effect on the amounts reported. A one-percentage point increase would increase service and interest costs and the post-retirement benefit obligation by $48,000 and $0.7 million, respectively. A one-percentage point decrease would reduce service and interest costs by $44,000 and the post-retirement benefit obligation by $0.6 million. The 2005 health care cost trend rate was projected to be 10.99% for pre-65 participants and 10.86% for post-65 participants compared with an estimate of 12.18% for pre-65 participants and 12.23% for post-65 participants in 2003. These rates are assumed to decrease gradually until they reach 5.09% for pre-65 participants and 5.17% for post-65 participants in the year 2017 and remain at that level thereafter. Huntington updated the immediate health care cost trend rate assumption based on current market data and Huntington’s claims experience. This trend rate is expected to decline over time to a trend level consistent with medical inflation and long-term economic assumptions.

Huntington also sponsors other retirement plans, the most significant being the Supplemental Executive Retirement Plan and the Supplemental Retirement Income Plan. These plans are nonqualified plans that provide certain former officers and directors of Huntington and its subsidiaries with defined pension benefits in excess of limits imposed by federal tax law. At December 31, 2004 and 2003, the accrued pension liability for these plans totaled $25.1 million and $23.3 million, respectively. Pension expense for the plans was $2.1 million, $1.7 million, and $2.3 million in 2004, 2003, and 2002, respectively. Huntington recorded a $1.1 million, net of tax, minimum pension liability adjustment within other comprehensive income associated with these unfunded plans in 2004.

Huntington has a defined contribution plan that is available to eligible employees. Matching contributions by Huntington equal 100% on the first 3%, then 50% on the next 2%, of participant elective deferrals. The cost of providing this plan was $9.2 million in 2004, $8.6 million in 2003, and $8.4 million in 2002. The number of shares of Huntington common stock held by this plan was 7,914,602 at December 31, 2004, and 8,368,383 at the end of the prior year. The market value of these shares was $195.8 million and $188.3 million at the same respective dates. Dividends received by the plan were $10.1 million during 2004 and $7.6 million during 2003.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	HUNTINGTON BANCSHARES INCORPORATED

19. FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts and estimated fair values of Huntington’s financial instruments at December 31 are presented in the following table:

	2004		2003

	Carrying	Fair	Carrying	Fair
(in thousands of dollars)	Amount	Value	Amount	Value

Financial Assets:
Cash and short-term assets	$1,527,758	$1,527,758	$1,030,130	$1,030,130
Trading account securities	309,630	309,630	7,589	7,589
Mortgages held for sale	223,469	223,469	226,729	226,729
Investment securities	4,238,945	4,238,945	4,929,060	4,929,060
Net loans and direct financing leases	23,289,066	23,528,066	20,775,386	21,256,386
Customers’ acceptance liability	11,299	11,299	9,553	9,553
Derivatives	41,809	41,809	100,180	100,180
Financial Liabilities:
Deposits	(20,768,161)	(19,915,161)	(18,487,395)	(17,903,395)
Short-term borrowings	(1,207,233)	(1,207,233)	(1,452,304)	(1,452,304)
Bank acceptances outstanding	(11,299)	(11,299)	(9,553)	(9,553)
Federal Home Loan Bank advances	(1,271,088)	(1,271,088)	(1,273,000)	(1,273,000)
Subordinated notes	(1,039,793)	(1,039,793)	(990,470)	(990,470)
Other long term debt	(4,016,004)	(4,094,004)	(4,544,509)	(4,613,509)
Derivatives	(4,903)	(4,903)	(95,008)	(95,008)

The short-term nature of certain assets and liabilities result in their carrying value approximating fair value. These include trading account securities, customers’ acceptance liabilities, short-term borrowings, bank acceptances outstanding, Federal Home Loan Bank Advances and cash and short-term assets, which include cash and due from banks, interest-bearing deposits in banks, and federal funds sold and securities purchased under resale agreements. Loan commitments and letters of credit generally have short-term, variable-rate features and contain clauses that limit Huntington’s exposure to changes in customer credit quality. Accordingly, their carrying values, which are immaterial at the respective balance sheet dates, are reasonable estimates of fair value.

Certain assets, the most significant being operating lease assets, bank owned life insurance, and premises and equipment, do not meet the definition of a financial instrument and are excluded from this disclosure. Similarly, mortgage and non-mortgage servicing rights, deposit base, and other customer relationship intangibles are not considered financial instruments and are not discussed below. Accordingly, this fair value information is not intended to, and does not, represent Huntington’s underlying value. Many of the assets and liabilities subject to the disclosure requirements are not actively traded, requiring fair values to be estimated by management. These estimations necessarily involve the use of judgment about a wide variety of factors, including but not limited to, relevancy of market prices of comparable instruments, expected future cash flows, and appropriate discount rates.

The following methods and assumptions were used by Huntington to estimate the fair value of the remaining classes of financial instruments:

–	MORTGAGES HELD FOR SALE — valued using outstanding commitments from investors.

–	INVESTMENT SECURITIES — based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. Retained interests in securitized assets are valued using a discounted cash flow analysis. The carrying amount and fair value of securities exclude the fair value of asset/liability management interest rate contracts designated as hedges of securities available for sale.

–	LOANS AND DIRECT FINANCING LEASES — variable-rate loans that reprice frequently are based on carrying amounts, as adjusted for estimated credit losses. The fair values for other loans and leases are estimated using discounted cash flow analyses and employ interest rates currently being offered for loans and leases with similar terms. The rates take into account the position of the yield curve, as well as an adjustment for prepayment risk, operating costs, and profit. This value is also reduced by an estimate of probable losses in the loan and lease portfolio.

–	DEPOSITS — demand deposits, savings accounts, and money market deposits are, by definition, equal to the amount payable on demand. The fair values of fixed-rate time deposits are estimated by discounting cash flows using interest rates currently being offered on certificates with similar maturities.

–	DEBT — fixed-rate, long-term debt is based upon quoted market prices or, in the absence of quoted market prices, discounted cash flows using rates for similar debt with the same maturities. The carrying amount of variable-rate obligations approximates fair value.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	HUNTINGTON BANCSHARES INCORPORATED

20. DERIVATIVE FINANCIAL INSTRUMENTS

A variety of derivative financial instruments, principally interest rate swaps, are used in asset and liability management activities to protect against the risk of adverse price or interest rate movements on the value of certain assets and liabilities and on future cash flows. These instruments provide flexibility in adjusting the Company’s sensitivity to changes in interest rates without exposure to loss of principal and higher funding requirements. By using derivatives to manage interest rate risk, the effect is a smaller, more efficient balance sheet, with a lower wholesale funding requirement and a higher net interest margin, but with a comparable level of net interest revenue and return on equity. All derivatives are reflected at fair value in the consolidated balance sheet. Huntington also uses derivatives, principally loan sale commitments, in the hedging of its mortgage loan commitments and its mortgage loans held for sale.

Market risk, which is the possibility that economic value of net assets or net interest income will be adversely affected by changes in interest rates or other economic factors, is managed through the use of derivatives. Derivatives are also sold to meet customers’ financing needs and, like other financial instruments, contain an element of credit risk, which is the possibility that Huntington will incur a loss because a counter-party fails to meet its contractual obligations. Notional values of interest rate swaps and other off-balance sheet financial instruments significantly exceed the credit risk associated with these instruments and represent contractual balances on which calculations of amounts to be exchanged are based. Credit exposure is limited to the sum of the aggregate fair value of positions that have become favorable to Huntington, including any accrued interest receivable due from counterparties. Potential credit losses are minimized through careful evaluation of counterparty credit standing, selection of counterparties from a limited group of high quality institutions, collateral agreements, and other contract provisions.

ASSET AND LIABILITY MANAGEMENT

Derivatives that are used in asset and liability management are classified as fair value hedges or cash flow hedges and are required to meet specific criteria. To qualify as a hedge, the hedge relationship is designated and formally documented at inception, detailing the particular risk management objective and strategy for the hedge. This includes identifying the item and risk being hedged, the derivative being used, and how the effectiveness of the hedge is being assessed. A derivative must be highly effective in accomplishing the objective of offsetting either changes in fair value or cash flows for the risk being hedged. Correlation is evaluated on a retrospective and prospective basis using quantitative measures. If a hedge relationship is found to be ineffective, the derivative no longer qualifies as a hedge and any excess gains or losses attributable to ineffectiveness, as well as subsequent changes in its fair value, are recognized in other income.

For fair value hedges, deposits, short-term borrowings, and long-term debt are effectively converted to variable-rate obligations by entering into interest rate swap contracts whereby fixed-rate interest is received in exchange for variable-rate interest without the exchange of the contract’s underlying notional amount. Forward contracts, used primarily in connection with its mortgage banking activities, settle in cash at a specified future date based on the differential between agreed interest rates applied to a notional amount. The changes in fair value of the hedged item and the hedging instrument are reflected in current earnings. The amounts recognized in connection with the ineffective portion of Huntington’s fair value hedging in 2004, 2003, and 2002 were insignificant.

For cash flow hedges, interest rate swap contracts were entered into that pay fixed-rate interest in exchange for the receipt of variable-rate interest without the exchange of the contract’s underlying notional amount, which effectively converts a portion of its floating-rate debt to fixed-rate. This reduces the potentially adverse impact of increases in interest rates on future interest expense. In like fashion, certain LIBOR-based commercial and industrial loans were effectively converted to fixed-rate by entering into contracts that swap variable-rate interest for fixed-rate interest over the life of the contracts.

To the extent these derivatives are effective in offsetting the variability of the hedged cash flows, changes in the derivatives’ fair value will not be included in current earnings but are reported as a component of accumulated other comprehensive income in shareholders’ equity. These changes in fair value will be included in earnings of future periods when earnings are also affected by the changes in the hedged cash flows. To the extent these derivatives are not effective, changes in their fair values are immediately included in earnings. During 2004, 2003, and 2002, a net loss was recognized in connection with the ineffective portion of its cash flow hedging instruments. The amounts were classified in other non-interest income and were considered insignificant. No amounts were excluded from the assessment of effectiveness during 2004 and 2003 for derivatives designated as cash flow hedges.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	HUNTINGTON BANCSHARES INCORPORATED

Derivatives used to manage Huntington’s interest rate risk at December 31, 2004, are shown in the table below:

		Average		Weighted-Average Rate

	Notional	Maturity	Fair
(in thousands of dollars)	Value	(years)	Value	Receive	Pay

Asset conversion swaps
Receive fixed — generic	$350,000	3.3	$(1,692)	3.41%	2.25%
Pay fixed — forwards	50,000	N/A	(316)	N/A	N/A

Total asset conversion swaps	$400,000	3.3	(2,008)	3.41%	2.25%

Liability conversion swaps
Receive fixed — generic	1,450,000	6.8	19,318	4.23%	2.54%
Receive fixed — callable	637,000	8.6	(5,461)	4.50	2.13
Pay fixed — generic	2,266,000	2.0	7,863	2.23	2.96
Pay fixed — forwards	410,000	N/A	(1,829)	N/A	N/A

Total liability conversion swaps	4,763,000	4.6	19,891	3.23%	2.70%

Total Swap Portfolio	$5,163,000	4.5	$17,883	3.24%	2.67%

N/ A, not applicable

At December 31, 2003, the fair value of the swap portfolio used for asset and liability management was a liability of $11.3 million. These values must be viewed in the context of the overall financial structure of Huntington, including the aggregate net position of all on- and off-balance sheet financial instruments.

As is the case with cash securities, the fair value of interest rate swaps is largely a function of the financial market’s expectations regarding the future direction of interest rates. Accordingly, current market values are not necessarily indicative of the future impact of the swaps on net interest income. This will depend, in large part, on the shape of the yield curve as well as interest rate levels. Management made no assumptions regarding future changes in interest rates with respect to the variable-rate information presented in the table above.

The next table represents the gross notional value of derivatives used to manage interest rate risk at December 31, 2004, identified by the underlying interest rate-sensitive instruments. The notional amounts shown in the tables above and below should be viewed in the context of overall interest rate risk management activities to assess the impact on the net interest margin.

	Fair Value	Cash Flow
(in thousands of dollars)	Hedges	Hedges	Total

Instruments associated with:
Investment securities	$50,000	$25,000	$75,000
Loans	—	325,000	325,000
Deposits	647,000	70,000	717,000
Federal Home Loan Bank advances	—	901,000	901,000
Subordinated notes	500,000	300,000	800,000
Other long term debt	950,000	1,395,000	2,345,000

Total Notional Value at December 31, 2004	$2,147,000	$3,016,000	$5,163,000

The estimated amount of the existing unrealized gains and losses to be reclassified to pre-tax earnings from accumulated other comprehensive income within the next 12 months is expected to be a net loss of $2.9 million.

Collateral agreements are regularly entered into as part of the underlying derivative agreements with its counterparties to mitigate the credit risk associated with both the derivatives used for asset and liability management and used in trading activities. At December 31, 2004 and 2003, aggregate credit risk associated with these derivatives, net of collateral that has been pledged by the counterparty, was $12.3 million and $17.2 million, respectively. The credit risk associated with interest rate swaps is calculated after considering master netting agreements.

These derivative financial instruments were entered into for the purpose of altering the interest rate risk embedded in its assets and liabilities. Consequently, net amounts receivable or payable on contracts hedging either interest earning assets or interest bearing liabilities were accrued as an adjustment to either interest income or interest expense. The net amount resulted in an increase to net interest income of $24.0 million, $51.6 million, and $48.4 million in 2004, 2003, and 2002, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	HUNTINGTON BANCSHARES INCORPORATED

DERIVATIVES USED IN MORTGAGE BANKING ACTIVITIES

Huntington also uses derivatives, principally loan sale commitments, in the hedging of its mortgage loan commitments and its mortgage loans held for sale. For derivatives that are used in hedging mortgage loans held for sale, ineffective hedge gains and losses are reflected in mortgage banking revenue in the income statement. Mortgage loan commitments are derivatives that are not included in FAS 133 relationships. These derivative financial instruments are carried at fair value on the consolidated balance sheet with changes in fair value reflected in mortgage banking revenue. The following is a summary of the derivative assets and liabilities that Huntington used in its mortgage banking activities:

	At December 31,

(in thousands of dollars)	2004	2003

Derivative assets:
Interest rate lock agreements	$479	$658
Forward trades	853	24

Total derivative assets	1,332	682

Derivative liabilities:
Interest rate lock agreements	(993)	(270)
Forward trades	(334)	(2,021)

Total derivative liabilities	(1,327)	(2,291)

Net derivative liability	$5	$(1,609)

DERIVATIVES USED IN TRADING ACTIVITIES

Various derivative financial instruments are offered to enable customers to meet their financing and investing objectives and for their risk management purposes. Derivative financial instruments held in Huntington’s trading portfolio during 2004 and 2003 consisted predominantly of interest rate swaps, but also included interest rate caps, floors, and futures, as well as foreign exchange options. Interest rate options grant the option holder the right to buy or sell an underlying financial instrument for a predetermined price before the contract expires. Interest rate futures are commitments to either purchase or sell a financial instrument at a future date for a specified price or yield and may be settled in cash or through delivery of the underlying financial instrument. Interest rate caps and floors are option-based contracts that entitle the buyer to receive cash payments based on the difference between a designated reference rate and a strike price, applied to a notional amount. Written options, primarily caps, expose Huntington to market risk but not credit risk. Purchased options contain both credit and market risk. They are used to manage fluctuating interest rates as exposure to loss from interest rate contracts changes.

Supplying these derivatives to customers results in fee income. These instruments are carried at fair value in other assets with gains and losses reflected in other non-interest income. Total trading revenue for customer accommodation was $8.8 million in 2004, $10.3 million in 2003, and $6.4 million in 2002. The total notional value of derivative financial instruments used by Huntington on behalf of customers (for which the related interest rate risk is offset by third parties) was $4.5 billion at the end of 2004 and $5.0 billion at the end of the prior year. Huntington’s credit risk from interest rate swaps used for trading purposes was $53.8 million and $82.2 million at the same dates.

In connection with its securitization activities, interest rate caps were purchased with a notional value totaling $1 billion. These purchased caps were assigned to the securitization trust for the benefit of the security holders. Interest rate caps were also sold totaling $1 billion outside the securitization structure. Both the purchased and sold caps are marked to market through income in accordance with accounting principles generally accepted in the United States.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	HUNTINGTON BANCSHARES INCORPORATED

21. COMMITMENTS AND CONTINGENT LIABILITIES

COMMITMENTS TO EXTEND CREDIT

In the ordinary course of business, Huntington makes various commitments to extend credit that are not reflected in the financial statements. The contract amount of these financial agreements, representing the credit risk, at December 31 were:

	At December 31,

(in millions of dollars)	2004	2003

Commitments to extend credit
Commercial	$5,076	$5,712
Consumer	4,086	3,652
Commercial real estate	340	952
Standby letters of credit	945	961
Commercial letters of credit	72	90

Commitments to extend credit generally have fixed expiration dates, are variable-rate, and contain clauses that permit Huntington to terminate or otherwise renegotiate the contracts in the event of a significant deterioration in the customer’s credit quality. These arrangements normally require the payment of a fee by the customer, the pricing of which is based on prevailing market conditions, credit quality, probability of funding, and other relevant factors. Since many of these commitments are expected to expire without being drawn upon, the contract amounts are not necessarily indicative of future cash requirements. The interest rate risk arising from these financial instruments is insignificant as a result of their predominantly short-term, variable-rate nature.

Standby letters of credit are conditional commitments issued to guarantee the performance of a customer to a third party. These guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. Most of these arrangements mature within two years. At December 31, 2004, approximately 47% of standby letters of credit are collateralized and nearly 97% are expected to expire without being drawn upon. The carrying amount of deferred revenue associated with these guarantees was $4.1 million and $3.8 million at December 31, 2004, and 2003, respectively.

Commercial letters of credit represent short-term, self-liquidating instruments that facilitate customer trade transactions and have maturities of no longer than 90 days. The merchandise or cargo being traded normally secures these instruments.

COMMITMENTS TO SELL LOANS

Huntington entered into forward contracts, relating to its mortgage banking business. At December 31, 2004 and 2003, Huntington had commitments to sell residential real estate loans of $311.3 million and $276.9 million, respectively. These contracts mature in less than one year.

LITIGATION

In the ordinary course of business, there are various legal proceedings pending against Huntington and its subsidiaries. In the opinion of management, the aggregate liabilities, if any, arising from such proceedings are not expected to have a material adverse effect on Huntington’s consolidated financial position (See also Note 22.)

COMMITMENTS UNDER CAPITAL AND OPERATING LEASE OBLIGATIONS

At December 31, 2004, Huntington and its subsidiaries were obligated under noncancelable leases for land, buildings, and equipment. Many of these leases contain renewal options and certain leases provide options to purchase the leased property during or at the expiration of the lease period at specified prices. Some leases contain escalation clauses calling for rentals to be adjusted for increased real estate taxes and other operating expenses or proportionately adjusted for increases in the consumer or other price indices.

The future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2004, were $32.5 million in 2005, $30.6 million in 2006, $29.1 million in 2007, $27.1 million in 2008, $25.9 million in 2009, and $176.2 million thereafter. At December 31, 2004, total minimum lease payments have not been reduced by minimum sublease rentals of $82.1 million due in the future under noncancelable subleases. The rental expense for all operating leases was $40.4 million, $36.1 million, and $38.7 million for 2004, 2003, and 2002, respectively. Huntington had no material obligations under capital leases.

22. SECURITIES AND EXCHANGE COMMISSION FORMAL INVESTIGATION

On June 26, 2003, Huntington announced that the Securities and Exchange Commission (SEC) staff was conducting a formal investigation into certain financial accounting matters relating to fiscal years 2002 and earlier and certain related disclosure matters. On August 9, 2004, Huntington announced the Company was in negotiations with the staff of the SEC regarding a settlement of the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	HUNTINGTON BANCSHARES INCORPORATED

formal investigation and disclosed that it expected that a settlement of this matter, which is subject to approval by the SEC, would involve the entry of an order requiring, among other possible matters, Huntington to comply with various provisions of the Securities Exchange Act of 1934 and the Securities Act of 1933, along with the imposition of a civil money penalty. At December 31, 2004, the Company had reserves related to the expectation of the imposition of a civil money penalty, which the Company viewed as sufficient given negotiations with the SEC. However, no assurances can be made that any assessed penalty may not exceed this amount.

Management continues to have ongoing discussions with the staff of the SEC regarding resolution of this matter. The final results of the investigation, however, are not known at the time of this filing and therefore, the impact to Huntington’s financial condition, results of operations, and cash flows is not known.

23. FORMAL REGULATORY SUPERVISORY AGREEMENTS

On March 1, 2005, Huntington announced that it had entered into formal written agreements with its banking regulators, the Federal Reserve Bank of Cleveland (FRBC) and the Office of the Comptroller of the Currency (OCC), providing for a comprehensive action plan designed to enhance its corporate governance, internal audit, risk management, accounting policies and procedures, and financial and regulatory reporting. They call for independent third-party reviews, as well as the submission of written plans and progress reports by management. These written agreements remain in effect until terminated by the banking regulators.

Management has been working with its banking regulators over the past several months and has been taking actions and devoting significant resources to address all of the issues raised. Management believes that the changes that it has already made, and is in the process of making, will address these issues fully and comprehensively. No assurances, however, can be provided as to the ultimate timing or outcome of these matters.

24. OTHER REGULATORY MATTERS

Huntington and its bank subsidiary, The Huntington National Bank, are subject to various regulatory capital requirements administered by federal and state banking agencies. These requirements involve qualitative judgments and quantitative measures of assets, liabilities, capital amounts, and certain off-balance sheet items as calculated under regulatory accounting practices. Failure to meet minimum capital requirements can initiate certain actions by regulators that, if undertaken, could have a material adverse effect on Huntington’s and The Huntington National Bank’s financial statements. Applicable capital adequacy guidelines require minimum ratios of 4.00% for Tier 1 Risk-based Capital, 8.00% for Total Risk-based Capital, and 4.00% for Tier 1 Leverage Capital. To be considered well capitalized under the regulatory framework for prompt corrective action, the ratios must be at least 6.00%, 10.00%, and 5.00%, respectively.

As of December 31, 2004, Huntington and The Huntington National Bank (the Bank) met all capital adequacy requirements and had regulatory capital ratios in excess of the levels established for well-capitalized institutions. The period-end capital amounts and capital ratios of Huntington and the Bank are as follows:

	Tier 1		Total Capital		Tier 1 Leverage

(in millions of dollars)	2004	2003	2004	2003	2004	2003

Huntington Bancshares Incorporated
Amount	$2,683	$2,401	$3,687	$3,367	$2,683	$2,401
Ratio	9.08%	8.53%	12.48%	11.95%	8.42%	7.98%
The Huntington National Bank
Amount	$1,770	$1,782	$2,955	$2,983	$1,770	$1,782
Ratio	6.08%	6.36%	10.16%	10.65%	5.66%	6.01%

Tier 1 Risk-Based Capital consists of total equity plus qualifying capital securities and minority interests, excluding unrealized gains and losses accumulated in other comprehensive income, and non-qualifying intangible and servicing assets. Total Risk-Based Capital is Tier 1 Risk-Based Capital plus qualifying subordinated notes and allowable allowances for credit losses (limited to 1.25% of total risk-weighted assets). Tier 1 Leverage Capital is equal to Tier 1 Capital. Both Tier 1 Capital and Total Capital ratios are derived by dividing the respective capital amounts by net risk-weighted assets, which are calculated as prescribed by regulatory agencies. Tier 1 Leverage Capital ratio is calculated by dividing the Tier 1 capital amount by average adjusted total assets for the fourth quarter of 2004 and 2003, less non-qualifying intangibles and other adjustments.

Huntington and its subsidiaries are also subject to various regulatory requirements that impose restrictions on cash, debt, and dividends. The Bank is required to maintain cash reserves based on the level of certain of its deposits. This reserve requirement may be met by holding cash in banking offices or on deposit at the Federal Reserve Bank. During 2004 and 2003, the average balance of these deposits were $70.4 million and $66.6 million, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	HUNTINGTON BANCSHARES INCORPORATED

Under current Federal Reserve regulations, the Bank is limited as to the amount and type of loans it may make to the parent company and non-bank subsidiaries. At December 31, 2004, the Bank could lend $295.5 million to a single affiliate, subject to the qualifying collateral requirements defined in the regulations.

Dividends from the Bank are one of the major sources of funds for Huntington. These funds aid the parent company in the payment of dividends to shareholders, expenses, and other obligations. Payment of dividends to the parent company is subject to various legal and regulatory limitations. Regulatory approval is required prior to the declaration of any dividends in excess of available retained earnings. The amount of dividends that may be declared without regulatory approval is further limited to the sum of net income for the current year and retained net income for the preceding two years, less any required transfers to surplus or common stock. The Bank could declare, without regulatory approval, dividends in 2005 of approximately $274.3 million plus an additional amount equal to its net income through the date of declaration in 2005.

25. PARENT COMPANY FINANCIAL STATEMENTS

The parent company condensed financial statements, which include transactions with subsidiaries, are as follows.

Balance Sheets	December 31,

(in thousands of dollars)	2004	2003

ASSETS
Cash and cash equivalents	$630,444	$432,632
Due from The Huntington National Bank	250,771	250,759
Due from non-bank subsidiaries	204,976	172,371
Investment in The Huntington National Bank	1,472,357	1,492,278
Investment in non-bank subsidiaries	595,233	584,741
Goodwill, net of accumulated amortization	9,877	9,877
Accrued interest receivable and other assets	141,284	155,114

Total Assets	$3,304,942	$3,097,772

LIABILITIES
Long-term borrowed funds from unaffiliated companies	$411,750	$513,291
Dividends payable, accrued expenses, and other liabilities	355,554	309,479

Total Liabilities	767,304	822,770

Shareholders’ Equity	2,537,638	2,275,002

Total Liabilities and Shareholders’ Equity	$3,304,942	$3,097,772

The parent company had a $100 million line of credit to one of its non-bank subsidiaries at December 31, 2004 and 2003. This line of credit remained undrawn during 2003 and 2004.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	HUNTINGTON BANCSHARES INCORPORATED

Statements of Income	Year Ended December 31,

(in thousands of dollars)	2004	2003	2002

Income
Dividends from
The Huntington National Bank	$400,000	$150,533	$231,000
Non-bank subsidiaries	8,202	3,000	8,142
Interest from
The Huntington National Bank	13,417	20,098	29,611
Non-bank subsidiaries	7,638	7,356	5,854
Management fees from subsidiaries	34,603	34,129	33,070
Other	(810)	3,214	877

Total Income	463,050	218,330	308,554

Expense
Personnel costs	32,227	18,608	23,695
Interest on debt	4,317	12,976	20,213
Other	36,738	27,347	37,868

Total Expense	73,282	58,931	81,776

Income before income taxes and equity in undistributed net income of subsidiaries	389,768	159,399	226,778
Benefit from income taxes	(4,223)	(5,130)	(12,970)

Income before equity in undistributed net income of subsidiaries and cumulative effect of change in accounting principle	393,991	164,529	239,748
Cumulative effect of change in accounting principle net of tax of $1,315	—	(2,442)	—

Income before equity in undistributed net income of subsidiaries	393,991	162,087	239,748
Equity in undistributed net (loss) income of
The Huntington National Bank	(9,073)	196,659	88,710
Non-bank subsidiaries	14,007	13,617	(4,727)

Net Income	$398,925	$372,363	$323,731

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	HUNTINGTON BANCSHARES INCORPORATED

Statements of Cash Flows	Year Ended December 31,

(in thousands of dollars)	2004	2003	2002

Operating Activities
Net Income	$398,925	$372,363	$323,731
Adjustments to reconcile net income to net cash provided by operating activities:
Cumulative effect of change in accounting principle	—	2,442	—
Equity in undistributed net income of subsidiaries	(4,934)	(210,275)	(83,983)
Depreciation and amortization	2,690	2,211	1,254
Gain on sales of securities available for sale	—	(5)	(709)
Change in other assets and other liabilities	(13,609)	(67,852)	45,575
Restructuring charges	—	—	6,859

Net Cash Provided by Operating Activities	383,072	98,884	292,727

Investing Activities
Decrease in investments in subsidiaries	—	—	670,000
Repayments from subsidiaries	117,314	27,001	66,258
Advances to subsidiaries	(80,197)	(74,650)	(58,861)
Proceeds from sale of securities available for sale	—	46	8,977

Net Cash Provided by (Used in) Investing Activities	37,117	(47,603)	686,374

Financing Activities
Proceeds from issuance of other long-term debt	—	100,000	100,000
Payment of other long-term debt	(101,541)	(41,544)	(154,020)
Dividends paid on common stock	(168,075)	(151,023)	(167,002)
Acquisition of treasury stock	—	(81,061)	(370,012)
Proceeds from issuance of treasury stock	47,239	8,082	3,212

Net Cash Used for Financing Activities	(222,377)	(165,546)	(587,822)

Change in Cash and Cash Equivalents	197,812	(114,265)	391,279
Cash and Cash Equivalents at beginning of year	432,632	546,897	155,618

Cash and Cash Equivalents at end of year	$630,444	$432,632	$546,897

Supplemental disclosure:
Interest paid	$18,495	$13,157	$20,779
Common stock issued in purchase acquisitions	—	—	19,151

26. RESTRUCTURING RESERVES

On a quarterly basis, Huntington assesses its remaining restructuring reserves, primarily related to lease obligations, and makes adjustments to those reserves as necessary. During 2004, Huntington released $1.2 million of restructuring reserves through a credit to the restructuring charges line of non-interest expense in the accompanying consolidated income statement. As of December 31, 2004, Huntington had remaining reserves for restructuring of $5.3 million. Huntington expects that the reserves will be adequate to fund the estimated cash outlays necessary to complete the exit activities.

27. ACQUISITIONS AND DIVESTITURES

ACQUISITIONS

On January 27, 2004, Huntington announced the signing of a definitive agreement to acquire Unizan Financial Corp. (Unizan), a financial holding company based in Canton, Ohio. On June 16, 2004, Huntington announced that the closing of the Unizan merger would be delayed beyond the early July 2004 targeted date as the FRBC had informed the Company it was extending its merger application review period to coordinate further with the staff of the SEC regarding the SEC’s formal investigation and to complete its review of the Community Reinvestment Act aspects of the merger. On November 3, 2004, Huntington announced that it was negotiating a one-year extension of its pending merger agreement with Unizan. It was also announced that Huntington was withdrawing its current application with the FRBC to acquire Unizan and intends to resubmit the application for regulatory approval of the merger once Huntington has successfully resolved the pending SEC and banking regulatory concerns. On November 11, 2004, Huntington and Unizan jointly announced they had entered into an amendment to their January 26, 2004 merger agreement. The amendment extends the term of the agreement for one year from January 27, 2005 to January 27, 2006.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	HUNTINGTON BANCSHARES INCORPORATED

Management remains in active dialogue with the SEC and banking regulators concerning these and related matters and is working diligently to resolve them in a full and comprehensive manner. No assurances, however, can be provided as to the ultimate timing or outcome of these matters.

DIVESTITURES

During 2003, Huntington sold four banking offices located in eastern West Virginia. This sale included approximately $50 million of loans and $130 million of deposits. Huntington’s pre-tax gain from this sale was $13.1 million in 2003 and is reflected as a separate component of non-interest income.

During 2002, Huntington announced the restructuring of its investment in Huntington Merchant Services LLC, the Company’s merchant services business. Huntington sold its Florida-related merchant business and decreased its equity investment in Huntington Merchant Services. As a result of the transaction, Huntington recorded a pre-tax gain of $24.6 million in 2002 which is reflected as a separate component of non-interest income.

During 2002, Huntington completed the sale of its Florida insurance operations to members of The J. Rolfe Davis Insurance Agency, Inc. management. Though the sale affected selected non-interest income and non-interest expense categories, it had no material gain or impact on net income.

During 2002, Huntington completed the sale of its Florida operations to SunTrust Banks, Inc. Included in the sale were $4.8 billion of deposits and other liabilities and $2.8 billion of loans and other assets. Huntington received a deposit premium of 15%, or $711.9 million. The total net pre-tax gain from the sale was $182.5 million and is reflected in non-interest income. The after-tax gain was $61.4 million, or $0.25 per share. Income taxes related to this transaction were $121.0 million, an amount higher than the tax impact at the statutory rate of 35%, because most of the goodwill relating to the Florida operations was non-deductible for tax purposes.

28. SEGMENT REPORTING

Huntington has three distinct lines of business: Regional Banking, Dealer Sales, and the Private Financial Group (PFG). A fourth segment includes Huntington’s Treasury function and other unallocated assets, liabilities, revenue, and expense. Line of business results are determined based upon Huntington’s management reporting system, which assigns balance sheet and income statement items to each of the business segments. The process is designed around Huntington’s organizational and management structure and, accordingly, the results below are not necessarily comparable with similar information published by other financial institutions. During 2002, the previously reported segments, Retail Banking and Corporate Banking, were combined and renamed Regional Banking. Since this segment is managed through seven geographically defined regions where each region’s management has responsibility for both retail and corporate banking business development, combining these two previously separate segments better reflects the management accountability and decision making structure. In addition, changes were made to the methodologies utilized for certain balance sheet and income statement allocations from Huntington’s management reporting system.

Management relies on operating earnings for review of performance trends and for critical decision making purposes. Operating earnings exclude the impact of the significant items listed in the reconciliation table below. See Note 26 to the consolidated financial statements for further discussions regarding restructuring reserves and Note 27 regarding the sale of Huntington’s Florida banking and insurance operations. The financial information that follows is inclusive of the above adjustments on an after-tax basis to reflect the reconciliation to reported net income.

The following provides a brief description of the four operating segments of Huntington:

Regional Banking: This segment provides products and services to consumer, small business, and commercial customers. These products and services are offered in seven operating regions within the five states of Ohio, Michigan, West Virginia, Indiana, and Kentucky through the Company’s banking network of 334 branches, over 700 ATMs, plus Internet and telephone banking channels. Each region is further divided into Retail and Commercial Banking units. Retail products and services include home equity loans and lines of credit, first mortgage loans, direct installment loans, business loans, personal and business deposit products, as well as sales of investment and insurance services. Retail products and services comprise 59% and 80%, of total regional banking loans and deposits, respectively. Commercial Banking serves middle market and large commercial banking relationships, which use a variety of banking products and services including, but not limited to, commercial loans, international trade, cash management, leasing, interest rate protection products, capital market alternatives, 401(k) plans, and mezzanine investment capabilities.

Dealer Sales: This segment serves more than 3,500 automotive dealerships within Huntington’s primary banking markets, as well as in Arizona, Florida, Georgia, Pennsylvania, and Tennessee. The segment finances the purchase of automobiles by customers of the automotive dealerships, purchases automobiles from dealers and simultaneously leases the automobiles to consumers under long-term

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	HUNTINGTON BANCSHARES INCORPORATED

operating or direct finance leases, finances the dealership’s floor plan inventories, real estate, or working capital needs, and provides other banking services to the automotive dealerships and their owners.

Private Financial Group: This segment provides products and services designed to meet the needs of the Company’s higher net worth customers. Revenue is derived through trust, asset management, investment advisory, brokerage, insurance, and private banking products and services. As of December 31, 2004, the trust division provides fiduciary services to more than 11,000 accounts with assets totaling $42.8 billion, with $9.8 billion managed by PFG, including approximately $600 million in assets managed by Haberer Registered Investment Advisor, which provides investment management services to nearly 400 customers.

Treasury/Other: This segment includes revenue and expense related to assets, liabilities, and equity that are not directly assigned or allocated to one of the other three business segments. Assets included in this segment include investment securities, bank owned life insurance, and mezzanine loans originated through Huntington Capital Markets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	HUNTINGTON BANCSHARES INCORPORATED

Listed below is certain operating basis financial information reconciled to Huntington’s 2004, 2003, and 2002 reported results by line of business:

	Regional	Dealer		Treasury/	Huntington
INCOME STATEMENTS (in thousands of dollars)	Banking	Sales	PFG	Other	Consolidated

2004
Net interest income	$642,140	$149,251	$46,575	$73,408	$911,374
Provision for credit losses	(7,565)	(44,692)	(2,299)	(506)	(55,062)
Non-Interest income	307,119	320,434	111,630	65,209	804,392
Non-Interest expense	(588,111)	(324,240)	(113,672)	(97,372)	(1,123,395)
Income taxes	(123,755)	(35,264)	(14,782)	25,435	(148,366)

Operating earnings	229,828	65,489	27,452	66,174	388,943
Restructuring releases, net of taxes	—	—	—	748	748
Gain on sale of automobile loans, net of taxes	—	8,598	—	636	9,234

Net income	$229,828	$74,087	$27,452	$67,558	$398,925

2003
Net interest income	$605,378	$107,242	$41,876	$94,490	$848,986
Provision for credit losses	(94,004)	(59,469)	(4,781)	(5,739)	(163,993)
Non-Interest income	317,687	525,987	107,951	64,377	1,016,002
Non-Interest expense	(563,099)	(481,354)	(105,153)	(71,969)	(1,221,575)
Income taxes	(93,086)	(32,343)	(13,963)	16,697	(122,695)

Operating earnings	172,876	60,063	25,930	97,856	356,725
Restructuring releases, net of tax	—	—	—	4,333	4,333
Gain on sale of automobile loans, net of tax	—	13,493	—	12,532	26,025
Cumulative effect of change in accounting principle, net of taxes	—	(10,888)	—	(2,442)	(13,330)
Gain on sale of branch offices, net of tax	—	—	—	8,523	8,523
Long-term debt extinguishment, net of tax	—	—	—	(9,913)	(9,913)

Net income	$172,876	$62,668	$25,930	$110,889	$372,363

2002
Net interest income	$583,999	$5,404	$35,773	$114,674	$739,850
Provision for credit losses	(133,907)	(46,335)	(3,468)	(5,530)	(189,240)
Non-Interest income	264,026	687,557	108,948	60,810	1,121,341
Non-Interest expense	(539,992)	(609,833)	(103,110)	(52,029)	(1,304,964)
Income taxes	(60,944)	(12,878)	(13,350)	(106)	(87,278)

Operating earnings	113,182	23,915	24,793	117,819	279,709
Restructuring charges, net of tax	—	—	(3,429)	(28,403)	(31,832)
Florida operations sold, net of tax	1,270	790	1,428	(5,013)	(1,525)
Gain on sale of Florida operations, net of tax	—	—	—	61,422	61,422
Merchant Services restructuring gain, net of tax	—	—	—	15,957	15,957

Net income	$114,452	$24,705	$22,792	$161,782	$323,731

	Assets			Deposits
	At December 31,			At December 31,

BALANCE SHEETS (in millions of dollars)	2004	2003	2002	2004	2003	2002

Regional Banking	$17,809	$14,970	$13,947	$17,424	$15,539	$15,296
Dealer Sales	6,133	7,454	7,285	76	77	61
PFG	1,649	1,461	1,203	1,172	1,164	939
Treasury / Other	6,974	6,634	5,105	2,096	1,707	1,203

Total	$32,565	$30,519	$27,540	$20,768	$18,487	$17,499

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	HUNTINGTON BANCSHARES INCORPORATED

29. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of the unaudited quarterly results of operations, for the years ended December 31, 2004 and 2003:

2004

(in thousands of dollars, except per share data)	Fourth	Third	Second	First

Interest income	$359,215	$338,002	$324,167	$325,931
Interest expense	(120,147)	(110,944)	(101,604)	(103,246)

Net interest income	239,068	227,058	222,563	222,685

Provision for credit losses	(12,654)	(11,785)	(5,027)	(25,596)
Non-interest income	182,940	189,891	218,128	227,639
Non-interest expense	(281,014)	(273,423)	(282,153)	(285,654)

Income before income taxes	128,340	131,741	153,511	139,074
Income taxes	(37,201)	(38,255)	(43,384)	(34,901)

Net income	$91,139	$93,486	$110,127	$104,173

Net income per common share — Basic	$0.39	$0.41	$0.48	$0.45
Net income per common share — Diluted	0.39	0.40	0.47	0.45

2003

(in thousands of dollars, except per share data)	Fourth	Third	Second	First

Interest income	$335,097	$333,320	$317,325	$320,014
Interest expense	(110,782)	(112,849)	(114,884)	(118,255)

Net interest income	224,315	220,471	202,441	201,759

Provision for credit losses	(26,341)	(51,615)	(49,193)	(36,844)
Non-interest income	246,510	272,768	276,951	272,924
Non-interest expense	(317,465)	(300,182)	(297,033)	(315,479)

Income before income taxes	127,019	141,442	133,166	122,360
Income taxes	(33,758)	(37,230)	(36,676)	(30,630)

Income before cumulative effect of change in accounting principle	93,261	104,212	96,490	91,730
Cumulative effect of change in accounting principle, net of tax	—	(13,330)	—	—

Net income	$93,261	$90,882	$96,490	$91,730

Income per common share before cumulative effect of change in accounting principle — Basic	$0.41	$0.46	$0.42	$0.40
Net income per common share — Basic	0.41	0.40	0.42	0.40

Income per common share before cumulative effect of change in accounting principle — Diluted	0.40	0.45	0.42	0.39
Net income per common share — Diluted	0.40	0.39	0.42	0.39

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	HUNTINGTON BANCSHARES INCORPORATED

30. RESTATEMENT OF CONSOLIDATED STATEMENTS OF CASH FLOWS

The Company restated its consolidated statement of cash flows for the year ended December 31, 2003 to correct the presentation of activity related to the 2003 sale of banking offices. The results of this restatement are reflected in the consolidated statements of cash flows for 2003, included in this report. The impact of this restatement had no effect on net income, shareholders’ equity or the balance of cash and cash equivalents. The following table reflects the previously reported amounts before the restatement, as well as the impact of this restatement by financial statement line in Huntington’s consolidated statements of cash flows for the three years ended December 31, 2004:

	Twelve Months Ended December 31, 2003

(in thousands of dollars)	Previously Reported	Restated

Operating activities
Other, net	$61,467	$62,331
Net cash provided by operating activities	1,338,406	1,339,270

Investing Activities
Net loan and lease originations, excluding sales	(4,408,975)	(4,506,843)
Proceeds from the sale of branch offices	81,367	(81,367)
Purchases of premises and equipment	(62,503)	(64,571)
Net cash used for investing activities	(2,751,650)	(3,014,320)

Financing Activities
Increase in total deposits	915,518	1,177,324
Net cash provided by financing activities	1,390,984	1,652,790

In addition to this restatement, the Company also reclassified components of other net operating activities to captions within the reconciliation of net income to net cash provided by operating activities. The impact on other net operating activities for the year ended December 31, 2003 is as follows:

(in thousands of dollars)

Other operating activities — as restated	$62,331
Increase of cash surrender value of bank owned life insurance	43,028
Increase in payable to investors in securitized loans	(64,986)

Other operating activities — as presented	$40,373